Exhibit 99.1

BCE INC.

For the year ended December 31, 2009
March 11, 2010

In this annual information form, we, us, our, company and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred to herein as Bell, and comprises our Bell Wireline and Bell Wireless segments. Bell Aliant means Bell Aliant Regional Communications Income Fund and its subsidiaries.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this annual information form is as of March 11, 2010, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Table of Contents

	ANNUAL INFORMATION FORM	PARTS OF MANAGEMENT’S DISCUSSION & ANALYSIS AND FINANCIAL STATEMENTS INCORPORATED BY REFERENCE (REFERENCE TO PAGES OF BCE INC. 2009 ANNUAL REPORT)

Caution Regarding Forward-Looking Statements	4	28-30; 55-69
Corporate Structure	6
Incorporation and Registered Offices	6
Subsidiaries	6
Description of Our Business	7
General Summary	7	19-24; 30-31
Strategic Imperatives	7	24-27
Our Competitive Strengths	8
Marketing and Distribution Channels	9
Our Networks	10	28-30; 55-69
Our Employees	12	24
Corporate Responsibility	13
Competitive Environment	15	55-58
Regulatory Environment	15	58-63
General Development of Our Business	16
Three-Year History	16
Key Transactions	17
Our Capital Structure	19
BCE Inc. Securities	19	58-63; 109-111
Bell Canada Debt Securities	19
Ratings for BCE Inc. and Bell Canada Securities	20
Ratings for Bell Canada Debt Securities	20
Ratings for BCE Inc. Preferred Shares	20
Outlook	21	51-52
General Explanation	21
Explanation of Rating Categories Received for our Securities	22
Market for our Securities	23
Trading of our Securities	23
Our Dividend Policy	26
Our Directors and Executive Officers	27
Directors	27
Executive Officers	29
Directors’ and Executive Officers’ Share Ownership	30
Legal Proceedings	31
Lawsuits Related to BCE Inc.	31
Lawsuits Related to Bell Canada	32
Lawsuits Related to Teleglobe Inc.	35
Other	37
Interest of Management and Others in Material Transactions	38
Experts	38
Transfer Agent and Registrar	38
For More Information	39
Documents You Can Request	39
Other Information About BCE Inc.	39
Schedule 1 – Audit Committee Information	40
Schedule 1A – Audit Committee Charter	43
Schedule 2 – Glossary	48
Schedule 3 – Trademarks	50

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Caution Regarding Forward-Looking Statements

Certain statements made in this annual information form including, but not limited to, statements relating to BCE Inc.’s dividend policy, our fibre-optic deployment plans, our plan to introduce Internet protocol television (IPTV) in the course of 2010, and other statements that are not historical facts, such as our objectives, plans and strategic priorities, are forward-looking statements. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this annual information form describe our expectations at March 11, 2010 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this annual information form for the purpose of giving information about management’s current strategic priorities, expectations and plans and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this annual information form are based on a number of assumptions that we believed were reasonable on March 11, 2010. Refer, in particular, to the section of BCE Inc.’s 2009 management’s discussion and analysis (BCE 2009 MD&A) entitled Business Outlook and Assumptions at pages 28 to 30 of the BCE Inc. 2009 annual report (BCE 2009 Annual Report), for a discussion of certain key economic, market and operational assumptions we have used in making forward-looking statements, which section is incorporated by reference herein.

Important factors that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements contained in this annual information form include, but are not limited to: the intensity of competitive activity, including the increase in wireless competitive activity that is expected to result from Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants, and the resulting impact on our ability to retain existing, and attract new, customers, and on our pricing strategies and financial results; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; our ability to respond to technological changes and rapidly offer new products and services; increased contributions to employee benefit plans; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s share buy-back program and dividend payments and to fund capital and other expenditures and generally meet our financial obligations; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell TV); competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained; stock market volatility; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; health concerns about radio frequency emissions from wireless devices; and loss of key employees.

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These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed throughout this annual information form and the BCE 2009 MD&A and, in particular, in the sections entitled Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results, in the BCE 2009 MD&A, at pages 55 to 58, pages 58 to 63 and pages 63 to 69, respectively, of the BCE 2009 Annual Report, which sections are incorporated by reference herein.

We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.

Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 11, 2010. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

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Corporate Structure

INCORPORATION AND REGISTERED OFFICES

BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, by a certificate and articles of arrangement dated July 10, 2006 and by a certificate and articles of amendment dated January 25, 2007. BCE Inc.’s head and registered offices are at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3.

SUBSIDIARIES

The table below shows BCE Inc.’s main subsidiaries, where they are incorporated or registered, and the percentage of voting and non-voting securities that BCE Inc. beneficially owns or directly or indirectly exercises control or direction over. BCE Inc. has other subsidiaries, but they have not been included in the table because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2009.

SUBSIDIARY	WHERE IS IT INCORPORATED OR REGISTERED	PERCENTAGE OF VOTING SECURITIES THAT BCE INC. HELD AT DECEMBER 31, 2009 (1)

Bell Canada	Canada	100%
Bell Mobility Inc. (Bell Mobility)	Canada	100%

(1)	BCE Inc. does not own any outstanding non-voting securities issued by these subsidiaries.

As at December 31, 2009, BCE Inc. also owned 44.1% of the voting securities of Bell Aliant on a fully-diluted basis. For so long as BCE Inc. owns a 30% or greater interest in Bell Aliant and provided that certain major commercial agreements are in place, BCE Inc. has the right to appoint a majority of the directors and to nominate a majority of the trustees of Bell Aliant. For so long as BCE Inc. owns a 20% or greater interest in Bell Aliant, BCE Inc. also has the ability to veto certain actions of Bell Aliant (business plans, significant corporate transactions, material changes in business, leverage in excess of 2.5 times debt to earnings before interest, taxes, depreciation and amortization, appointment and change of chief executive officer and entering into material commercial agreements with our competitors).

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Description of Our Business

GENERAL SUMMARY

BCE is Canada’s largest communications company. We are a comprehensive provider of wireline voice and wireless communications services, Internet access, data services and video services to residential, business and wholesale customers. In 2009, we reported the results of our operations in three segments: Bell Wireline, Bell Wireless and Bell Aliant. Bell, which encompasses our core operations, is the largest local exchange carrier in Ontario and Québec, and is comprised of our Bell Wireline and Bell Wireless segments. We also own a 44.1% interest in, and control, Bell Aliant, the incumbent carrier in Canada’s Atlantic Provinces and in rural and regional areas of Ontario and Québec.

In addition to our operating segments we also hold minority equity interests in CTVglobemedia Inc. (CTVglobemedia), Skyterra Communications Inc. (DTC:SKYT.OB) and entities that operate the Montréal Canadiens Hockey Club and the Bell Centre.

For the year ended December 31, 2009, we generated consolidated operating revenues of $17,735 million and consolidated operating income of $3,191 million.

The table below shows the operating revenues that each segment contributed to total operating revenues for the years ended December 31, 2009 and 2008.

	OPERATING REVENUES (IN $ MILLIONS			)

SEGMENT	2009	2008	% CHANGE

Bell Wireline	10,666	10,640	0.2
Bell Wireless	4,558	4,479	1.8
Inter-segment eliminations	(204)	(248)	17.7

Bell	15,020	14,871	1.0
Bell Aliant	3,174	3,297	(3.7)
Inter-segment eliminations	(459)	(507)	9.5

Total Operating Revenues	17,735	17,661	0.4

Some of our segments’ revenues vary slightly by season. For more information, refer to the section entitled 2009 Operating Highlights in the BCE 2009 MD&A, at pages 30 to 31 of the BCE 2009 Annual Report, which section is incorporated by reference herein.

Additional information regarding our business operations and the products and services we provide can be found in the section entitled About Our Business in the BCE 2009 MD&A, at pages 19 to 24 of the BCE 2009 Annual Report, which section is incorporated by reference herein.

STRATEGIC IMPERATIVES

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objective is to maximize subscribers, revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as a foremost provider of comprehensive communication services to residential and business customers. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders.

Our strategy to deliver a better customer experience at every level is enabled by our five strategic imperatives:

  Improve Customer Service

  Accelerate Wireless

  Leverage Wireline Momentum

  Invest in Broadband Networks and Services

  Achieve a Competitive Cost Structure

Additional information regarding our strategic imperatives can be found in the section entitled Strategic Imperatives in the BCE 2009 MD&A, at pages 24 to 27 of the BCE 2009 Annual Report, which section is incorporated by reference herein.

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OUR COMPETITIVE STRENGTHS

Canada’s Largest Communications Company

We are Canada’s largest communications company offering a broad scope of products and services:

  We are the largest local exchange carrier in Canada. We operate an extensive local network in the urban areas of Ontario and Québec, including in the greater metropolitan areas of Toronto and Montréal, the two most populous cities in the country. We offer a complete suite of wireline voice, wireless communication, Internet access, data and video product and service offerings for residential and business customers;

  Bell operates 6.9 million network access lines principally in Ontario and Québec, for both residential and business customers and holds a 62% and 76% share of lines in the residential and business wireline voice market segments, respectively, at December 31, 2009, in our incumbent territories;

  We are the second largest wireless operator in Canada based on the number of subscribers, providing more than 6.8 million subscribers with nationwide wireless service at December 31, 2009;

  We are the largest digital television provider in Canada, nationally distributing more than 500 all-digital video and audio channels to over 1.9 million subscribers at December 31, 2009 through our DTH satellite platform, Bell TV;

  We are the largest Internet service provider in Canada, providing over 2.0 million customers at December 31, 2009 with Internet access through digital subscriber line (DSL), fibre-optic or wireless broadband;

  Our Business Markets unit is a consistent market leader in serving the communications needs of Canadian businesses; and

  Bell Aliant, the incumbent local exchange carrier in Atlantic Canada and rural parts of Ontario and Québec, operates approximately 2.9 million network access lines at December 31, 2009.

Our large customer base and our ability to sell through a variety of distribution channels, as discussed in more detail under Marketing and Distribution Channels, are key competitive advantages.

Strong Operating Momentum in Wireless

Our wireless segment provides wireless services over a national network that is available to virtually all Canadians. We provide a full range of wireless services to residential and business customers through our portfolio of targeted brands, including Bell, Solo Mobile and Virgin Mobile.

Wireless is a key growth segment for Bell Canada and we have established strategic priorities seeking to further enhance our offerings. Bell is focused on capturing an increasing share of new wireless customers through growing points of presence, improved sales execution and increased value-added service offerings. We also believe our priorities for improved customer experience at all touch points, enhanced network quality and data speeds, and an expanded handset offering should improve our ability to attract and maintain wireless customers. With the launch of a national high-speed packet access (HSPA)/HSPA+ network (the HSPA/HSPA+ network) in November 2009, we have confirmed our position as the Canadian wireless provider delivering the broadest range of choice in wireless smartphones and North American and international coverage. Furthermore, our acquisition of substantially all of the assets of national electronics retailer The Source by Circuit City and its 750 retail stores nationally, gives us an increased presence in Canada’s highest-traffic mall locations and effectively increases the number of places where customers can buy Bell products and services. We also believe that full ownership of Virgin Mobile Canada (Virgin) enhances our competitive market position by allowing us to compete more effectively with the Canadian industry’s other flanker brands.

Incumbent Service Provider with Market Leadership Position

We are the largest local exchange carrier in Canada, with a 62% and 76% share of lines in the residential and business wireline voice market segments, respectively, in Ontario and Québec at December 31, 2009. Our market leadership position represents the foundation for the other products and services we offer, providing us with a significant number of established customer connections that we can leverage to drive uptake of new products and services, either through bundled offerings or on a stand-alone basis, and to improve customer retention.

Our long-standing ownership of our DTH satellite TV business sets us apart from other incumbent Canadian telecom providers that largely rely on resale agreements to provide video service. Our Business Markets unit is also a consistent market-leading performer having established relationships with a majority of Canada’s 800 largest corporations. Our Business Markets unit has demonstrated growth and improving profitability and, when combined with the success of our Internet and video services, helps drive overall performance for Bell.

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In the last few years, the number of residential line losses has slowed, year over year, due in part to regulatory changes that have substantially improved our ability to compete, on-going retention efforts, increased penetration of service bundles and better overall service execution.

MARKETING AND DISTRIBUTION CHANNELS

The guiding principle driving our marketing strategy is to offer our clients the ultimate in reliable, simple and accessible telecommunications services. In doing so, our objective is to enhance customer retention and loyalty through multiple service offerings.

Through the Bell Bundle, which combines wireline local voice and long distance, high-speed Internet, TV and wireless services, our goal is to use a quadruple play product offering to achieve competitive differentiation by offering a premium, integrated set of services that provides customers more freedom, flexibility and choice. We also make use of limited-time promotional offers featuring discounted rate plans, special rates on wireless handsets and video receivers, as well as other incentives, to stimulate customer acquisition and winbacks or to respond to competitive pressures in our markets. Very often, our promotional offers are structured around particular events, including the residential moving season, the back-to-school period, and the December holiday season. Another key component of our pricing strategy is to minimize re-price, particularly in our legacy business, in order to preserve margins and optimize cash flow. We also look for opportunities within our various product lines to implement price changes to reflect the value of the services we offer to our customers.

We focus our marketing efforts on a coordinated program of television, print, radio, Internet, outdoor signage, direct mail and point-of-sale media promotions. We engage in mass-market advertising in order to maintain our brand and support direct and indirect distribution channels. Coordinated marketing efforts throughout our service area ensure that our marketing message is presented consistently across all of our markets. Promoting the Bell brand is complemented by the company’s other brand marketing efforts, reinforcing the awareness of all our services and capitalizing on the size and breadth of our customer base across all product lines.

The Bell brand plays a key role in product positioning. Our branding is straightforward and benefit-focused, and directly supports our strategy of delivering a better customer experience at every level.

Specifically for wireless, acquiring and retaining high-value postpaid subscribers is a key marketing focus, as we leverage our network advantage and suite of leading-edge devices and services to drive higher usage and increased adoption of data services. We subsidize the sale of wireless handsets – a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset selection and style. This factor is important as handset life cycles shorten. Our current wireless device portfolio includes many leading-edge handsets, some launched as exclusive to Bell. As the Canadian wireless market further matures and competition intensifies as a result of Industry Canada’s licensing of AWS spectrum to new entrants, customer retention is becoming increasingly important. Accordingly, we employ customer retention initiatives aimed at increasing our customers’ level of satisfaction and loyalty.

Our acquisition on July 1, 2009, of substantially all of the assets of national electronics retailer The Source by Circuit City, which are now held by Bell Canada’s wholly-owned subsidiary The Source (Bell) Electronics Inc. (The Source), is adding 750 retail stores, most of them in high-traffic mall locations, increasing Bell’s national distribution footprint.

Bell delivers its products and services to residential customers through:

  a network of corporate and dealer-owned Bell, Bell Mobility, Solo Mobile and Virgin Mobile retail locations;

  The Source’s 750 retail locations;

  national retailers such as Future Shop, Best Buy, Wal-Mart, Wireless Wave, T-Booth, Wireless Etc., Loblaws and a network of regional and independent retailers in all regions;

  call centre representatives; and

  the bell.ca website.

Residential customers can buy all or some of Bell’s products and services through the call centres, retail stores, sales representatives and our web portals.

Bell also offers customers the convenience of “One Bill” for Home Phone, Internet, video and wireless services with a single point of contact.

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Communications products and services, other than wireless, for Bell’s business customers are delivered by the Bell Business Markets unit. Products and solutions are sold to mass and mid-sized business customers through web portals, call centres, dedicated sales representatives, as well as select value-added resellers. We intend to continue to differentiate ourselves in the marketplace by enhancing our customer service levels and our offer breadth by introducing unique fee-based service offerings in the market.

Communications products and services, other than wireless, for Bell’s large business customers are also delivered by the Bell Business Markets unit. Products and solutions are sold through our call centres and dedicated sales representatives. Much of the procurement of our customers in this segment is completed through competitive bids that we win. In addition to basic communications services, the large enterprise group bundles products, services and professional services into fully managed, end-to-end, information and technology business solutions for its customers. It also partners with third parties to bid on and sell complex business solutions. We are focusing on increasing the number of customers and the breadth of business solutions sold to these customers. The solutions offer more value and strengthen relationships with customers, thus helping to reduce churn.

Bell’s wireless products and services are delivered to business customers by Bell Mobility through the same channels as those previously described for Bell Mobility services with respect to residential customers. In addition, Bell’s business customers are served by Bell’s nationwide sales team responsible for the sale of wireless products and services to business customers as well as the execution of sales contracts.

Communications products and services for Bell’s wholesale business are delivered by Bell’s Wholesale unit. They are sold through our dedicated sales representatives, web portals and call centres.

Bell Aliant sells its products and services through call centre representatives, independent dealer stores (certain of which are full service and certain of which sell small and medium-sized business products), value-added resellers and the Bell Aliant website, www.bell.aliant.ca. In addition to these channels, Bell Aliant sells products and services to larger business customers through dedicated sales representatives and competitive bids. As well, Bell Aliant facilitates customer payments through numerous payment agencies in New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. During 2009, Bell Aliant continued to implement measures to simplify and improve various types of customer interactions.

OUR NETWORKS

The telecommunications industry is evolving rapidly as the industry continues to move from multiple service-specific networks to Internet protocol (IP)-based integrated communications networks where voice, data and video traffic all travel on a single network. Bell and Bell Aliant continue to work with key vendor partners to expand their national multi-services IP-enabled networks.

Bell’s communications networks provide wireline and wireless, voice, data and video services to customers across Canada.

Bell’s infrastructure includes:

  national transport networks for voice, data and video traffic, including Internet traffic;

  urban and rural access networks and infrastructures for delivering services to customers (for example, very high-speed digital subscriber line (VDSL) access networks for the delivery of video services); and

  national wireless networks that provide voice, data and video services.

Wireline

Our national voice and data network consists of an optical fibre network, with built-in redundancy and fault protection. It reaches all major Canadian metropolitan centres, as well as New York, Chicago, Washington/Ashburn, Buffalo, San Francisco/Palo Alto and Seattle in the United States.

Bell’s networks in major Canadian cities provide state-of-the-art high-speed access at gigabit speeds based on IP technology. Bell and Bell Aliant operate a national IP/multi-protocol label switching (MPLS) network with international gateways to the rest of the world. This network delivers next generation, business grade Internet protocol virtual private network (IPVPN) services that connect our customers’ offices and data centres throughout Canada and around the world. The IPVPN service is the foundation platform required for the delivery of information and communications technology solutions that add value and efficiencies to customers’ businesses. These technology solutions include voice over Internet protocol (VoIP)/IP Telephony, IP videoconferencing, IP call centre applications and other future IP-based applications. In addition, Bell and Bell Aliant maintain extensive copper and voice-switching networks that provide traditional local and interexchange voice and data services to all business and residential customers in Ontario, Québec and the Atlantic provinces.

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Since 2004, Bell has been upgrading the access infrastructure by deploying fibre closer to its residential customers using fibre-to-the-node (FTTN) technology. In parallel, Bell has also been deploying high-speed fibre access directly to new condominiums and other multiple-dwelling units (MDUs), throughout the Québec-Windsor corridor under a fibre-to-the-building (FTTB) initiative.

On February 4, 2010, Bell Canada announced several initiatives supporting its strategic imperative to invest in broadband networks and services.

First, Bell Canada announced a three-year plan to deploy high-speed fibre-to-the-home (FTTH) technology across the Québec City region. FTTH, in which optical fibre cables are used to connect each and every home, is the ideal network architecture to address the growing needs of our customers, and to support future bandwidth-demanding IP services and applications. One of the first FTTH deployments in Canada, Bell Canada’s Québec City region initiative is the largest city-wide FTTH rollout in the country to-date. Since the Québec City region is served largely by “aerial” infrastructure, above-ground wiring on utility poles, these extensive fibre deployments can be accomplished much faster and more economically than in centres with underground infrastructure.

Bell Canada also announced that it intends to deploy FTTH in all new urban and suburban housing developments in Ontario and Québec beginning in the second half of 2010. This is in addition to Bell Canada’s deployment of FTTB already under way to approximately 1,600 MDUs in Ontario and Québec, which is expected to be complete by the end of 2012.

On February 4, 2010, Bell Canada announced that its new Bell Fibe Internet service was available in the Montréal and Greater Toronto areas, providing customers access to increased upload speeds of up to 7 megabits per second (Mbps) and download speeds of up to 25 Mbps. Fibe Internet employs advanced tools to proactively monitor and optimize speed and offers comprehensive security features including parental controls, pop-up blocker, privacy control, Wi-Fi protection, fraud protection and online storage.

Bell Canada currently offers IPTV service on a limited basis. On February 4, 2010, Bell Canada also announced that, using Bell Canada’s advanced FTTN network, it intends to start offering IPTV service on a broader basis during the course of 2010, starting with the cities of Toronto and Montréal. Bell Canada’s IPTV service will be used as an urban complement to Bell TV’s existing DTH service.

In 2005, Bell Aliant launched an IPTV service in the Halifax, Nova Scotia market, and in 2006 continued to expand this service in St. John’s, Newfoundland and Labrador, and in Moncton and Saint John, New Brunswick. This expansion continued in 2007 in Fredericton, New Brunswick. In 2008, Bell Aliant continued to expand the IPTV footprint in these cities and introduced high definition (HD) capability to its IPTV service. In 2009, Bell Aliant launched its personal video recorder (PVR) service and added more HD channels.

On July 6, 2009, Bell Aliant, with the support of the Government of New Brunswick, announced a $60 million investment to fully deploy FTTH technology in Fredericton and Saint John by mid-2010. This investment will deploy an advanced broadband network, delivered through 100% fibre-optic technology, directly to 70,000 homes and businesses, allowing Bell Aliant to deliver its new “FibreOP” branded FTTH broadband services. On February 8, 2010, Bell Aliant announced its 2010 FibreOP expansion plan, reporting that its FTTH network in New Brunswick would be extended to Bathurst, Miramichi, the Greater Moncton area (including Dieppe and Riverview), and the Greater Saint John area (including Rothesay, Quispamsis and Grand Bay-Westfield). The virtually 100% aerial nature of Bell Aliant’s network infrastructure and the relatively low population densities of these areas make the cost of FTTH and FTTN very similar in these markets.

As of the end of 2009, Bell Aliant’s IPTV service and other high-speed products were available to 262,000 homes in Atlantic Canada.

Our forward-looking statements referred to in this section relating to plans to deploy FTTH and FTTB and the anticipated launch of Bell’s IPTV service assume, in particular, the availability of the required capital which, in turn, is based on our ability to either generate cash flows from operations or raise financing. Our ability to generate cash flows from operations depends on our business performance which, in turn, is based on certain key economic, market and operational assumptions that are discussed in the section entitled Business Outlook and Assumptions in the BCE 2009 MD&A, at pages 28 to 30 of the BCE 2009 Annual Report, which section is incorporated by reference herein. Our ability to generate cash flows from operations is also subject to various risks, which could affect our business, including general economic, market, competitive, technological and regulatory risks. Our ability to raise financing depends on our ability to access the public equity and debt capital markets and the bank credit market which, in turn, is based on prevailing market conditions and the outlook for our business and credit ratings at the time the capital is raised. Refer to the sections entitled Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results in the BCE MD&A, at pages 55 to 58, pages 58 to 63 and pages 63 to 69, respectively, of the BCE 2009 Annual Report, which sections are incorporated by reference herein, for a description of risks that could affect our business and

BCE INC. 2009 ANNUAL INFORMATION FORM   11

our ability to generate cash flows from operations, and to the risk entitled If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets for a description of risks that could affect our ability to raise financing.

Wireless

Bell’s wireless network consists of Bell’s own wireless facilities as well as the facilities of other wireless carriers that Bell may access through contractual arrangements.

On November 4, 2009, we participated in the launch of the HSPA/HSPA+ network capable of delivering high-speed mobile access of up to 21 Mbps to 93% of the Canadian population and covering thousands of cities and towns in both urban and rural locations. The HSPA/HSPA+ network supports full global roaming, as well as a wide range of new smartphones, wireless Internet sticks, and other leading-edge mobile devices. The HSPA/HSPA+ network also supports international roaming in more than 200 countries, including a preferred roaming agreement with AT&T Inc., the largest HSPA operator in the United States. The vast majority of the site connectivity for the new HSPA/HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability. The HSPA/HSPA+ buildout leveraged our network sharing agreement with TELUS Communications Company. Each company built half of the new network’s coverage across Canada, which reduced our overall deployment cost and accelerated the launch of the new network. Moreover, our deployment of the new network well positions us to move to global Fourth Generation, or 4G (long-term evolution – LTE), wireless in the coming years. The HSPA/HSPA+ network joins our existing national 3G code division multiple access (CDMA)/evolution, data optimized (EVDO) network, which Bell currently plans to continue to operate alongside the HSPA/HSPA+ network.

In total, our CDMA/EVDO wireless network covers 99% of Ontario’s and Québec’s population and approximately 97% of Atlantic Canada’s population at December 31, 2009. Our wireless CDMA network also covers major cities in the provinces of Alberta and British Columbia. In response to the proliferation of wireless data service, we continue to enhance our high-speed data, or EVDO network, launched in October 2005. At December 31, 2009, Bell’s EVDO network covered approximately 90% of the Canadian population. EVDO delivers high-speed mobile services with data-rich content such as e-mail, video messaging, gaming, video conferencing, telematics and streaming entertainment.

In order to provide an expansion path for next-generation technologies and future services, we purchased new wireless licences in the AWS spectrum auction that concluded on July 21, 2008. We acquired 20 megahertz of spectrum in Ontario (including Toronto and surrounding areas), in Canada’s Atlantic Provinces, and in Northern Canada, as well as 10 megahertz in Québec and in Western Canada, for a total investment of $741 million. This AWS spectrum will be utilized for 4G LTE technology trial activities over the course of 2010.

OUR EMPLOYEES

The table below shows the number of our employees as at December 31, 2009, 2008 and 2007.

NUMBER OF EMPLOYEES AT DECEMBER 31	2009	2008		2007

Bell Wireline segment	34,599	32,357		35,748
Bell Wireless segment	7,998	8,422		7,892
Bell Aliant Segment	8,065	8,757		9,184

Total	50,662	49,536	(1)	52,824

(1)

On July 28, 2008, we announced a reduction in the size of our Bell Canada management team as part of an organizational restructuring focused on achieving a competitive cost structure. The number of management departures at Bell Canada totalled approximately 2,500, representing approximately 6% of the total workforce or about 15% of management.

12   BCE INC. 2009 ANNUAL INFORMATION FORM

Approximately 45% of BCE employees are represented by unions and are covered by collective agreements.

The following collective agreements were signed in 2009 or 2010:

  The Communications, Energy and Paperworkers’ Union of Canada (CEP) and Bell Canada signed a new collective agreement on April 24, 2009, covering approximately 190 operators. The new collective agreement will expire on November 14, 2013.

  The CEP and Bell Technical Solutions Inc. signed a new collective agreement on July 20, 2009, covering approximately 1,040 craft and services employees in Québec. The new collective agreement will expire on May 6, 2014.

  The CEP and Bell Technical Solutions Inc. signed a new collective agreement on July 21, 2009, covering approximately 1,720 craft and services employees in Ontario. The new collective agreement will expire on May 6, 2014.

  The CEP and Bell Canada signed a new collective agreement on January 19, 2010 covering approximately 7,900 clerical and associated employees. The new collective agreement will expire on May 31, 2013.

  The CEP and Bell Technical Solutions Inc. signed a new collective agreement on February 24, 2010 covering approximately 48 clerical and associated employees in Québec. The new collective agreement will expire on July 6, 2014.

Bell Mobility was formally notified on October 28, 2009 that the CEP filed an application for certification to represent approximately 1,570 Bell Mobility client care employees working in the Mississauga region in Ontario. A Canada Labour Board vote was conducted on December 16 and 17, 2009 where a majority of employees chose not to be represented by the CEP.

The following collective agreements will expire in 2010:

  The collective agreement between the CEP and Bell Canada covering approximately 115 craft employees located in Western Canada will expire on May 10, 2010. Bargaining is scheduled to commence in May 2010.

  The collective agreement between the CEP and Expertech Network Installation Inc. covering approximately 165 clerical employees will expire on November 30, 2010.

  The collective agreement between the CEP and Bell Canada covering approximately 770 communications sales employees will expire on December 31, 2010.

In addition, negotiations with respect to a first collective agreement between the CEP and Bell Canada covering approximately 50 clerical employees located in Western Canada are scheduled to commence later this year.

Additional information regarding our employees can be found in the section entitled About Our Business – Employees in the BCE 2009 MD&A, at page 24 of the BCE 2009 Annual Report, which section is incorporated by reference herein.

CORPORATE RESPONSIBILITY

We are committed to the highest standards of corporate responsibility and we seek to integrate environmental, social and economic considerations into our business decisions. We engage with stakeholders to identify opportunities to create benefits for both society and BCE while minimizing, where we can, any negative impact our activities may generate. In line with this commitment, in 2006, we adopted a resolution to support the United Nations Global Compact, a set of universal principles addressing human rights, labour, environmental and anti-corruption issues.

BCE’s corporate responsibility strategy and environmental risks and opportunities are overseen by the Corporate Responsibility Oversight Committee, an officer level committee chaired by the Executive Vice-President and Chief Legal and Regulatory Officer. The committee’s role is to ensure that BCE’s corporate responsibility strategy is well integrated and aligned across all parts of its business, with the intent of minimizing financial and reputational risks and maximizing business opportunities.

BCE has implemented a range of social and environmental policies which are supported by various programs and initiatives. The policies include:

  Code of Business Conduct (signed by all employees)

  Bell Privacy Statement

  Bell Code of Fair Information Practices

  Environmental Policy

  Supplier Code of Conduct

BCE Inc. is part of socially responsible investment indices such as the Dow Jones Sustainability Index, the FTSE4 GOOD Index and the Jantzi Social Index.

BCE INC. 2009 ANNUAL INFORMATION FORM   13

Bell Canada is an active member of the Global e-Sustainability Initiative (www.gesi.org), an international organization that promotes sustainable development in the information and communications technology (ICT) industry. Part of its involvement includes the promotion of ICT as a solution to climate change by enabling travel reduction and dematerialization. Monitoring and reducing energy consumption is a key priority at Bell Canada because of its positive impact on the environment and the economy. BCE was recognized in 2009, and for a third year in a row, as a Climate Disclosure Leader by the Carbon Disclosure Project and The Conference Board of Canada.

Details of these policies, and performance of our programs and initiatives, can be found under the heading Responsibility on BCE Inc.’s website at www.bce.ca.

Environment

On November 2, 2004, BCE Inc. adopted an environmental policy that affirms:

  our commitment to environmental protection;

  our belief that environmental protection is an integral part of doing business, and needs to be managed systematically under a continuous improvement process.

The policy contains principles that support our goal, varying from exercising due diligence to meet or exceed the environmental legislation that applies to us, to prevent pollution and promote cost-effective initiatives that minimize resources and waste.

We have instructed subsidiaries subject to this policy to support these principles, and have established a management-level committee to oversee the implementation of the policy.

Bell Canada monitors its operations to seek to ensure that it complies with environmental requirements and standards, and takes action to prevent and correct problems, when needed. It has had an environmental management and review system in place since 1993, that:

  provides early warning of potential problems;

  identifies management and cost-saving opportunities;

  establishes a course of action;

  ensures ongoing improvement through regular monitoring and reporting.

On April 14, 2009, Bell Canada obtained the ISO 14001 certification for its environmental management system (Registration number: EMS 545955). The certification covers all of Bell Canada’s businesses including landline, wireless, television and Internet services in addition to related administrative functions.

One of its key tools is the corporate environmental action plan, which outlines the environmental activities of Bell Canada’s various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors Bell Canada’s progress in meeting its objectives.

For the year ended December 31, 2009, Bell Canada spent $15.7 million on environmental activities, 51% of this was expensed and 49% was for capital expenditures. For 2010, Bell Canada has budgeted $17.6 million (42.3% for expenses and 57.7% for capital expenditures) to seek to ensure that its environmental policy is applied properly and its environmental risks are minimized.

Bell Aliant adopted a comprehensive environmental policy for Atlantic Canada that was updated in 2006 which affirms its goal to work to create a sustainable future by integrating long-term economic, environmental and social considerations into the way the business is operated. The policy provides for the identification of activities and situations which may have potential to harm the environment, and the implementation of environmentally positive practices and preventive measures. Bell Aliant’s program seeks to ensure that it complies with all environmental regulatory requirements and that its activities are carried out in a manner that minimizes risk to the environment through a continuous improvement process.

Bell Aliant manages its environment program through processes similar to those employed by Bell Canada, and collaborates on many levels to seek harmonization with Bell Canada’s environment program. Bell Aliant has adopted an environment action plan which sets out specific environmental goals for 2010.

14   BCE INC. 2009 ANNUAL INFORMATION FORM

Community

Bell invests in the local communities where our employees work and live. We support many youth focused charities like Kids Help Phone, the Canadian Centre for Child Protection and children’s hospitals. Together with our employees, we have helped raise over $18 million in eight years through the Walk for Kids Help Phone, providing critical funding for Canada’s only toll-free, 24-hour bilingual phone and web counseling, referral and information service for young people.

In 2009, Bell Canada and Bell Aliant together contributed over $13 million in donations and local community sponsorships and their employees and pensioners committed over $2.1 million in charitable gifts and logged nearly 430,000 hours in volunteer time.

COMPETITIVE ENVIRONMENT

A discussion of BCE’s competitive environment can be found in the section entitled Our Competitive Environment in the BCE 2009 MD&A, at pages 55 to 58 of the BCE 2009 Annual Report, which section is incorporated by reference herein.

See also Description of Our Business – Our Competitive Strengths in this annual information form for more information concerning BCE’s competitive position.

REGULATORY ENVIRONMENT

A discussion of the legislation that governs our business as well as government consultations and recent regulatory initiatives and proceedings affecting us can be found in the section entitled Our Regulatory Environment in the BCE 2009 MD&A, at pages 58 to 63 of the BCE 2009 Annual Report, which section is incorporated by reference herein.

BCE INC. 2009 ANNUAL INFORMATION FORM   15

General Development of Our Business

THREE-YEAR HISTORY

Divestiture of Non-Core Assets and Other Key Transactions

Beginning in 2005, we announced a series of transactions to achieve the strategic objective of focusing BCE Inc. solely on Bell Canada and enhancing shareholder value. These actions included divesting BCE Inc.’s interest in non-core businesses. As part of this initiative, BCE Inc. sold its interest in its subsidiary Telesat Canada (Telesat) in October 2007. More information with respect to this transaction can be found under General Development of Our Business – Key Transactions. All other significant dispositions carried out as part of this initiative took place prior to 2007 and, accordingly, are not reported in this annual information form.

In line with our strategic imperatives stated under Description of Our Business – Strategic Imperatives, during the course of 2008 and 2009, we have entered into certain other transactions that have influenced the general development of our business. More information with respect to these transactions can be found under General Development of Our Business – Key Transactions.

Proposed Privatization

Over the course of several months beginning in November 2006, BCE Inc. was approached by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan (Teachers’), and Providence Equity Partners Inc. and certain of its affiliates, as well as certain other third parties, wishing to pursue the acquisition and privatization of BCE Inc.

In light of this activity, BCE Inc.’s board of directors recognized that there was a real prospect of a privatization transaction involving BCE Inc., including a potential unsolicited offer and, in April 2007, BCE Inc. announced that it was reviewing its strategic alternatives with a view to further enhancing shareholder value. This strategic review process culminated in the announcement on June 30, 2007 that BCE Inc. had entered into a definitive agreement relating to its privatization (the Privatization) through the proposed acquisition of all of BCE Inc.’s outstanding common and preferred shares by a corporation (the Purchaser) owned by an investor group at that time led by Teachers’ and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC and which, subsequently, also included Merrill Lynch Global Private Equity. The transaction was to be completed through a plan of arrangement (the Arrangement).

On July 4, 2008, BCE Inc. and the Purchaser entered into a final amending agreement (the Final Amending Agreement) further amending the definitive agreement of June 29, 2007, as amended (together with the Final Amending Agreement, the Definitive Agreement). As a result of the execution of the Final Amending Agreement: (i) the purchase price remained $42.75 per common share; (ii) the Purchaser and a group of lenders delivered fully negotiated and executed credit documents for the purpose of funding the proposed acquisition of BCE Inc., including an executed credit agreement and certain other key financing documents; (iii) the reverse break fee payable by the Purchaser in the circumstances contemplated by the Definitive Agreement was increased to $1.2 billion; (iv) closing was to occur on or before December 11, 2008; and (v) prior to closing, BCE Inc. would not pay dividends on its common shares but would continue to pay dividends on its preferred shares. On December 12, 2008, BCE Inc. terminated the Definitive Agreement in accordance with its terms. See Legal Proceedings – Lawsuits Related to BCE Inc. – Privatization Transaction Lawsuit for more information concerning the termination of the Definitive Agreement and the related legal proceedings.

Under the terms of the Definitive Agreement, BCE Inc. agreed that prior to the consummation of the Privatization, it would conduct its business, and cause its subsidiaries to conduct their business, in the ordinary course consistent with past practice and specifically agreed to restrict certain of its activities, including the entering into of certain transactions such as mergers, asset dispositions and acquisitions. As such, subject to limited exceptions, no such transactions were entered into in the second half of 2007 and in 2008.

16   BCE INC. 2009 ANNUAL INFORMATION FORM

Returning Value to Shareholders

Following the termination of the Definitive Agreement by BCE Inc. in accordance with its terms, BCE Inc. announced, on December 12, 2008, plans to return value to BCE Inc.’s shareholders with a reinstated common share dividend and a new normal course issuer bid common share buyback program (2008/2009 NCIB). Under the 2008/2009 NCIB, BCE Inc. was entitled to repurchase for cancellation up to 40,000,000 common shares over the 12-month period starting on December 23, 2008 and ending on December 22, 2009, representing approximately 5% of BCE Inc.’s 807,049,958 issued and outstanding common shares as of December 5, 2008. On May 5, 2009, BCE Inc. completed the 2008/2009 NICB ahead of schedule at an average price of $24.65 per share, including 10.3 million common shares that BCE Inc. purchased for cancellation pursuant to private agreements with arm’s length third-party sellers.

On December 17, 2009, BCE Inc. announced that the Toronto Stock Exchange approved a new normal course issuer bid common share buyback program (2010 NCIB). Under the 2010 NCIB, BCE Inc. is entitled to repurchase for cancellation up to 20,000,000 common shares (subject to a maximum aggregate purchase price of $500 million) over the 12-month period starting on December 29, 2009 and ending on December 28, 2010, representing approximately 2.6% of BCE Inc.’s 767,166,281 issued and outstanding common shares as of December 11, 2009.

Bell Canada Plan of Arrangement

On January 31, 2007, we implemented a plan of arrangement approved by holders of Bell Canada preferred shares pursuant to which all such shares were exchanged for BCE Inc. preferred shares and, on February 1, 2007, BCE Inc. entered into agreements to guarantee all of Bell Canada’s public debt securities. As a result of such transactions, Bell Canada no longer prepares and files public disclosure documents separate from those of BCE Inc.

KEY TRANSACTIONS

The transactions that have influenced the general development of our business over the past three years are summarized in the following table:

TRANSACTION	KEY CHARACTERISTICS
Acquisition of minority interest in the Montréal Canadiens Hockey Club and the Bell Centre as part of a consortium led by the Molson Family (2009) $50 million

  On December 1, 2009, Bell Canada, as part of a consortium led by the Molson Family, acquired a minority participation in the Montréal Canadiens Hockey Club and the Bell Centre. Bell Canada’s investment was approximately $50 million.

  Such investment is expected to enhance Bell Canada’s marketing and promotional relationship with the Canadiens.

Acquisition of substantially all of the assets of The Source by Circuit City (2009) $161 million

  On July 1, 2009, we acquired substantially all of the assets of national electronics retailer The Source by Circuit City. These assets are now held by our wholly-owned subsidiary, The Source.

  The Source began selling Bell TV services at the end of the second quarter of 2009 and Bell Internet services in November 2009. It offers Bell Mobility and Virgin Mobile wireless products since January 2010. Other Bell services, such as Bell Home Phone, will be available at The Source at a later date.

Acquisition of the remaining 50% of the equity of Virgin (2009) $161 million	On July 1, 2009, we acquired the remaining 50% of the equity of Virgin not already owned. As part of this transaction, we entered into a long-term brand licensing agreement with the Virgin Group.

BCE INC. 2009 ANNUAL INFORMATION FORM   17

TRANSACTION	KEY CHARACTERISTICS
Advanced Wireless Services Spectrum Auction (2008) $741 million

  In order to provide an expansion path for next-generation technologies and future services, we purchased new wireless licences in the AWS spectrum auction that concluded on July 21, 2008. BCE acquired 20 megahertz of spectrum in Ontario (including Toronto and surrounding areas), in Canada’s Atlantic Provinces, and in Northern Canada, as well as 10 megahertz in Québec and in Western Canada, for a total investment of $741 million.

Sale of Telesat (2007) $3.42 billion

  Telesat is Canada’s leading satellite services provider. Following a strategic review of Telesat, we concluded in early 2006 that BCE Inc.’s public market valuation was not capturing Telesat’s full value.

  After an extensive auction process, we agreed to divest Telesat to a consortium including the Public Service Pension Fund and Loral Space Systems for a transaction value of $3.42 billion. The transaction closed in October 2007.

  As part of this transaction, Bell TV executed commercial agreements with Telesat assuring Bell TV with continued access to satellite capacity.

18   BCE INC. 2009 ANNUAL INFORMATION FORM

Our Capital Structure

This section describes BCE Inc.’s securities, the trading of certain of such securities on the Toronto Stock Exchange and the ratings that certain rating agencies have attributed to BCE Inc.’s preferred shares and Bell Canada’s public debt securities.

BCE INC. SECURITIES

BCE Inc. Preferred Shares, Common Shares and Class B Shares

BCE Inc.’s articles of amalgamation, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares.

Each common share entitles its holder to one vote at any meeting of shareholders. Additional information about the terms and conditions of the BCE Inc. preferred shares, common shares and Class B Shares can be found under note 20 – Share Capital of the BCE Inc. 2009 financial statements on pages 109 to 111 of the BCE 2009 Annual Report, which note is incorporated by reference herein.

There are ownership constraints on BCE Inc.’s common shares. A discussion of these ownership constraints can be found in the section entitled Our Regulatory Environment in the BCE 2009 MD&A, on pages 58 to 63 of the BCE 2009 Annual Report, which section is incorporated by reference herein.

BCE Inc. Debt Securities

On June 8, 2009, BCE Inc. redeemed, prior to maturity, all of its outstanding $650 million principal amount of 7.35% Series C notes due October 30, 2009. Accordingly, as of March 11, 2010, BCE Inc. no longer had any debt securities outstanding.

BELL CANADA DEBT SECURITIES

Bell Canada has issued long-term debt securities as summarized in the table below.

	WEIGHTED AVERAGE INTEREST RATE	MATURITY	AT DECEMBER 31, 2009 (IN $ MILLIONS)

Debentures
1997 trust indenture	5.91%	2011-2035	4,100
1976 trust indenture	9.73%	2010-2054	1,584
Subordinated debentures	8.21%	2026-2031	275

Total			5,959

The Bell Canada debentures are unsecured and have been guaranteed by BCE Inc. They include US$200 million maturing in 2010, which has been swapped into Canadian dollars.

Bell Canada filed a shelf prospectus on September 3, 2009 and a prospectus supplement on September 4, 2009 providing for the issuance of up to $3.0 billion of unsecured medium-term debentures from time to time over a 25-month period. As of March 11, 2010, Bell Canada had no debt securities issued under such shelf prospectus.

Bell Canada may issue notes under its commercial paper program up to the amount of its supporting committed lines of credit. The total amount of its supporting committed lines of credit available at March 11, 2010 was $1,132 million. Bell Canada had no commercial paper outstanding at March 11, 2010.

Certain of Bell Canada’s trust indentures impose covenants which place limitations on the issuance of additional debt with a maturity date exceeding one year based on certain tests related to interest and asset coverage. In addition, Bell Canada is required, under certain conditions, to make an offer to repurchase all or, at the option of the holder thereof, any part of certain series of its debentures, upon the occurrence of both a “Change of Control” of BCE Inc. or Bell Canada and a “Rating Event” relating to the relevant series of debentures. “Change of Control” and “Rating Event” are defined in the terms and conditions attaching to the relevant series of debentures. Bell Canada is in compliance with all conditions and restrictions attaching to its debt securities.

BCE INC. 2009 ANNUAL INFORMATION FORM   19

RATINGS FOR BCE INC. AND BELL CANADA SECURITIES

Ratings generally address the ability of a company to repay principal and interest or dividends on issued and outstanding securities.

As of March 11, 2010, BCE Inc.’s preferred shares and Bell Canada’s debt securities are rated by the following rating agencies:

  DBRS Limited (DBRS)

  Moody’s Investors Service, Inc. (Moody’s)

  Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (S&P).

This section describes the credit ratings, as of March 11, 2010, that BCE Inc. and Bell Canada have requested for certain of their securities. These ratings provide investors with an independent measure of credit quality of an issue of securities. Each rating should be evaluated independently.

These credit ratings are not recommendations to purchase, hold or sell any of the securities discussed above, or a comment on the market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn in the future by a rating agency.

RATINGS FOR BELL CANADA DEBT SECURITIES

Short-Term Debt Securities

SHORT-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK

Bell Canada commercial paper	DBRS	R-1 (low)	3 out of 10
	Moody’s	P-2	2 out of 3
	S&P	A-2	4 out of 8

Long-Term Debt Securities

LONG-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK

Bell Canada unsubordinated long-term debt	DBRS	A (low)	7 out of 26
	Moody’s	Baa1	8 out of 21
	S&P	BBB+	8 out of 22
Bell Canada subordinated long-term debt	DBRS	BBB	9 out of 26
	Moody’s	Baa2	9 out of 21
	S&P	BBB	9 out of 22

RATINGS FOR BCE INC. PREFERRED SHARES

PREFERRED SHARES	RATING AGENCY	RATING	RANK

BCE Inc. preferred shares	DBRS	Pfd-3 (high)	7 out of 16
	S&P	P-2 (low)	6 out of 18

20   BCE INC. 2009 ANNUAL INFORMATION FORM

OUTLOOK

As of March 11, 2010, BCE Inc. and Bell Canada have stable outlooks from DBRS, Moody’s and S&P.

Additional information can be found in the section entitled Financial and Capital Management – Credit Ratings in the BCE 2009 MD&A, at pages 51 to 52 of the BCE 2009 Annual Report, which section is incorporated by reference herein.

GENERAL EXPLANATION

Short-Term Debt Securities

The table below shows the range of credit ratings that each rating agency assigns to short-term debt instruments.

	HIGHEST QUALITY OF SECURITIES RATED	LOWEST QUALITY OF SECURITIES RATED

DBRS	R-1(high)	D
Moody’s	P-1	P-3
S&P	A-1(high)	D

The DBRS short-term debt rating scale indicates DBRS’ assessment of the risk that a borrower will not fulfill its near-term debt obligation in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s short-term debt ratings indicate Moody’s assessment of the ability of issuers to meet short-term financial obligations. It may assign ratings to issuers, short-term programs or to individual short-term debt instruments. These short-term obligations generally have an original maturity of 13 months or less, unless explicitly noted.

An S&P short-term debt rating indicates S&P’s assessment of whether the company can meet the financial commitments of a specific commercial paper program or other short-term financial instrument, compared to the debt servicing and repayment capacity of other companies in Canada’s financial markets.

Long-Term Debt Securities

The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments.

	HIGHEST QUALITY OF SECURITIES RATED	LOWEST QUALITY OF SECURITIES RATED

DBRS	AAA	D
Moody’s	Aaa	C
S&P	AAA	D

The DBRS long-term debt rating scale indicates the risk that a company may not meet its obligations to pay interest and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s long-term obligation ratings are an assessment of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honoured as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

S&P’s long-term debt credit rating scale provides an assessment of the creditworthiness of a company in meeting a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration the likelihood of payment, i.e. capacity and willingness of the company in meeting its financial commitment on an obligation according to the terms of the obligation, among other factors.

BCE INC. 2009 ANNUAL INFORMATION FORM   21

Preferred Shares

The table below describes the range of credit ratings that each rating agency assigns to preferred shares.

	HIGHEST QUALITY OF SECURITIES RATED	LOWEST QUALITY OF SECURITIES RATED

DBRS	Pfd-1(high)	D
S&P	P-1(high)	D

The DBRS preferred share rating scale indicates its assessment of the risk that a borrower may not be able to meet its full obligation to pay dividends and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

S&P’s preferred share rating is an assessment of the creditworthiness of a company in meeting a specific preferred share obligation issued in the Canadian market, compared to preferred shares issued by other issuers in the Canadian market.

EXPLANATION OF RATING CATEGORIES RECEIVED FOR OUR SECURITIES

RATING AGENCY	DESCRIPTION OF SECURITIES	RATING CATEGORY	EXPLANATION OF RATING CATEGORY RECEIVED
DBRS	Short-term debt	R-1(low)

  satisfactory credit quality

  respectable overall strength and outlook for key liquidity, debt and profitability ratios, but not as favourable as higher rating categories any qualifying negative factors that exist are considered manageable, and the company is normally of sufficient size to have some influence in its industry.

	Long-term debt	A

  satisfactory credit quality

  protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities while A is a respectable rating, companies that fall into this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.

BBB

  adequate credit quality

  protection of interest and principal is acceptable, but the company is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the company and its rated securities.

	Preferred Shares	Pfd-3

  adequate credit quality

  protection of dividends and principal is still acceptable, but the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection.Generally, companies with Pfd-3 ratings have senior bonds rated in the higher end of the BBB category.

Moody’s	Short-term debt	P-2	a strong ability to repay short-term debt obligations
	Long-term debt	Baa	subject to moderate credit risk considered medium-grade and may have certain speculative characteristics

22   BCE INC. 2009 ANNUAL INFORMATION FORM

RATING AGENCY	DESCRIPTION OF SECURITIES	RATING CATEGORY	EXPLANATION OF RATING CATEGORY RECEIVED
S&P	Short-term debt	A-2	satisfactory capacity of the company to fulfill its financial commitment on the obligation higher susceptibility to changing circumstances or economic conditions than obligations rated A-1 (low).
	Long-term debt	BBB

  adequate capacity to meet its financial commitments

  adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the company to meet its financial commitments

	Preferred Shares	P-2	adequate protection parameters adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitment on the obligation

MARKET FOR OUR SECURITIES

The common and preferred shares of BCE Inc. are listed on the Toronto Stock Exchange. BCE Inc.’s common shares are also listed on the New York Stock Exchange.

TRADING OF OUR SECURITIES

The tables below and on the next pages show the range in share price per month and volume traded on the Toronto Stock Exchange in 2009 for each class of BCE Inc. shares.

	COMMON SHARES	PREFERRED SHARES SERIES R	PREFERRED SHARES SERIES S	PREFERRED SHARES SERIES T	PREFERRED SHARES SERIES Y	PREFERRED SHARES SERIES Z	PREFERRED SHARES SERIES AA	PREFERRED SHARES SERIES AB

January 2009
High	$25.69	$17.50	$15.87	$16.35	$16.00	$16.51	$17.96	$14.99
Low	$23.70	$14.25	$13.50	$14.20	$13.89	$13.50	$16.09	$13.65
Volume	96,049,662	108,055	112,165	127,700	132,958	187,507	797,981	222,800

February 2009
High	$26.38	$16.00	$14.50	$15.95	$14.99	$16.49	$17.00	$14.55
Low	$24.44	$15.30	$13.06	$14.01	$13.25	$14.81	$16.31	$14.00
Volume	73,688,146	124,260	71,315	40,580	186,089	94,279	101,740	106,500

March 2009
High	$25.37	$15.65	$13.75	$15.20	$13.99	$15.24	$16.45	$13.50
Low	$23.15	$14.10	$12.35	$14.25	$12.66	$13.00	$14.60	$13.00
Volume	104,048,027	45,902	27,235	42,445	23,221	17,765	129,469	60,450

April 2009
High	$26.95	$15.94	$13.49	$15.30	$13.58	$15.28	$16.47	$13.93
Low	$25.05	$14.75	$12.72	$14.00	$12.67	$14.24	$15.70	$12.90
Volume	67,569,988	59,015	107,475	140,825	209,291	125,509	547,734	382,700

May 2009
High	$26.45	$16.74	$15.63	$16.70	$16.73	$15.97	$17.85	$15.75
Low	$22.94	$15.66	$13.02	$15.00	$13.45	$14.54	$15.84	$13.25
Volume	111,372,082	111,304	189,138	291,313	106,965	122,641	621,002	59,394

June 2009
High	$25.15	$18.05	$17.48	$17.79	$17.60	$17.25	$18.49	$17.40
Low	$23.38	$16.81	$15.13	$16.47	$15.25	$15.85	$17.35	$16.19
Volume	79,847,371	94,899	142,045	145,215	91,981	105,023	197,944	152,393

BCE INC. 2009 ANNUAL INFORMATION FORM   23

	COMMON SHARES	PREFERRED SHARES SERIES R	PREFERRED SHARES SERIES S	PREFERRED SHARES SERIES T	PREFERRED SHARES SERIES Y	PREFERRED SHARES SERIES Z	PREFERRED SHARES SERIES AA	PREFERRED SHARES SERIES AB

July 2009
High	$24.94	$18.40	$17.76	$17.96	$17.99	$17.60	$18.50	$18.00
Low	$23.28	$17.45	$16.68	$16.75	$16.97	$16.74	$17.70	$17.00
Volume	68,109,325	71,231	28,014	49,845	90,257	47,048	325,801	38,680

August 2009
High	$27.00	$20.70	$19.06	$20.35	$19.98	$20.59	$20.67	$19.09
Low	$24.40	$18.01	$17.50	$17.85	$17.00	$17.40	$18.35	$17.15
Volume	57,129,162	84,795	35,918	78,367	204,631	65,662	428,428	85,894

September 2009
High	$27.35	$20.27	$19.00	$20.14	$18.43	$19.61	$20.39	$19.00
Low	$26.01	$18.20	$17.99	$18.25	$17.20	$18.11	$18.53	$18.45
Volume	57,044,828	104,579	28,780	84,265	355,827	52,745	526,890	102,985

October 2009
High	$26.63	$18.40	$18.10	$18.33	$17.50	$18.25	$19.18	$18.45
Low	$25.07	$17.00	$16.05	$16.75	$16.40	$17.00	$17.71	$16.50
Volume	54,353,243	175,392	57,145	63,925	131,431	39,246	291,021	117,580

November 2009
High	$28.00	$17.94	$17.71	$18.00	$18.08	$18.69	$19.49	$18.50
Low	$25.50	$16.85	$16.50	$17.00	$16.80	$16.66	$17.75	$16.80
Volume	39,737,900	473,707	68,000	422,788	52,113	56,105	298,491	28,989

December 2009
High	$29.00	$18.45	$18.40	$18.39	$18.65	$18.39	$20.40	$19.99
Low	$26.14	$17.71	$17.40	$17.88	$17.77	$17.55	$19.10	$17.95
Volume	49,808,836	187,288	69,955	247,792	132,921	84,761	399,934	16,771

	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED
	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES
	SERIES AC	SERIES AD	SERIES AE	SERIES AF	SERIES AG	SERIES AH	SERIES AI

January 2009
High	$16.74	$14.50	$15.50	$16.50	$16.50	$15.00	$17.82
Low	$15.01	$14.00	$14.00	$15.00	$15.25	$13.02	$13.95
Volume	251,637	1,900	6,050	242,021	88,602	227,934	312,859

February 2009
High	$16.35	$14.25	$15.00	$15.75	$15.75	$14.25	$16.45
Low	$15.50	$13.25	$14.00	$14.20	$14.60	$13.00	$15.02
Volume	208,160	80,500	4,150	201,700	45,620	96,510	149,788

March 2009
High	$16.00	$13.45	$13.76	$14.75	$15.20	$13.25	$15.34
Low	$15.35	$13.00	$13.00	$13.95	$12.00	$12.75	$14.03
Volume	154,830	6,100	24,325	87,268	29,350	77,850	167,537

April 2009
High	$15.90	$13.45	$14.00	$15.50	$15.25	$13.24	$16.16
Low	$15.00	$12.90	$13.25	$14.35	$13.91	$12.60	$14.40
Volume	435,215	422,100	27,518	255,293	153,028	772,268	273,381

24   BCE INC. 2009 ANNUAL INFORMATION FORM

	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED
	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES	SHARES
	SERIES AC	SERIES AD	SERIES AE	SERIES AF	SERIES AG	SERIES AH	SERIES AI

May 2009
High	$16.74	$16.00	$16.34	$17.50	$16.50	$16.00	$17.50
Low	$15.89	$13.50	$13.65	$14.80	$14.70	$13.10	$15.65
Volume	378,028	43,700	132,364	439,955	353,811	156,920	246,076

June 2009
High	$17.50	$18.00	$18.10	$18.50	$18.99	$17.22	$19.04
Low	$16.70	$16.25	$16.10	$17.15	$16.49	$15.42	$17.15
Volume	387,931	9,175	8,500	150,514	138,542	315,383	133,617

July 2009
High	$18.00	$17.70	$17.75	$18.49	$17.91	$17.94	$18.90
Low	$17.18	$17.25	$16.81	$17.56	$16.49	$16.50	$18.06
Volume	359,248	23,900	19,300	328,498	247,541	73,375	142,255

August 2009
High	$20.50	$20.37	$19.00	$19.50	$20.25	$19.10	$20.75
Low	$17.92	$17.65	$17.99	$17.99	$17.59	$17.20	$18.57
Volume	281,156	104,050	8,275	352,202	123,816	91,980	147,302

September 2009
High	$20.30	$19.95	$19.05	$19.49	$20.40	$18.30	$20.48
Low	$18.50	$18.70	$18.25	$18.25	$17.98	$17.25	$18.30
Volume	352,630	15,000	13,200	238,804	423,233	141,745	258,349

October 2009
High	$18.70	$18.75	$18.25	$18.95	$18.00	$17.50	$18.40
Low	$17.13	$17.25	$16.26	$16.75	$16.70	$16.50	$17.01
Volume	285,396	11,600	46,778	124,934	121,807	132,270	241,164

November 2009
High	$19.06	$18.48	$17.75	$18.21	$17.78	$17.75	$18.39
Low	$17.39	$17.30	$16.51	$16.91	$16.61	$16.50	$17.15
Volume	297,967	9,775	30,205	178,542	147,410	95,275	496,502

December 2009
High	$19.60	$19.12	$18.48	$18.65	$18.33	$18.10	$19.14
Low	$18.78	$18.00	$17.50	$17.82	$17.70	$17.50	$18.31
Volume	254,943	15,370	95,210	202,773	221,995	245,910	361,901

BCE INC. 2009 ANNUAL INFORMATION FORM   25

Our Dividend Policy

The board of directors of BCE Inc. reviews from time to time the adequacy of BCE Inc.’s dividend policy. On February 10, 2009, the board of directors of BCE Inc. adopted a new common share dividend policy with a target dividend payout ratio of 65% to 75% of earnings per share (EPS) before restructuring and other and net (gains) losses on investments (Adjusted EPS). This dividend policy was adopted with the objective of allowing sufficient financial flexibility to continue investing in BCE’s business while growing returns to shareholders. Under this dividend policy, increases in the common share dividend are directly linked to growth in BCE Inc.’s Adjusted EPS. BCE Inc.’s dividend policy and the declaration of dividends are subject to the discretion of BCE Inc.’s board of directors and, consequently, there can be no guarantee that BCE Inc.’s dividend policy will be maintained or that dividends will be declared.

In the course of 2009, BCE Inc. announced increases in the annual dividend payable on BCE Inc.’s common shares, as indicated in the table below.

DATE OF ANNOUNCEMENT	AMOUNT OF INCREASE	EFFECTIVE TIME

February 11, 2009	5% (from $1.46 per share to $1.54 per share)	Quarterly dividend payable on April 15, 2009
August 6, 2009	5% (from $1.54 per share to $1.62 per share)	Quarterly dividend payable on October 15, 2009
December 17, 2009	7% (from $1.62 per share to $1.74 per share)	Quarterly dividend payable on April 15, 2010

In connection with the proposed Privatization, on July 4, 2008, BCE Inc. entered into the Final Amending Agreement under which BCE Inc. agreed that prior to the consummation of the proposed Privatization pursuant to the Definitive Agreement, it would not pay dividends on its common shares but would continue to pay dividends on its preferred shares. Therefore, BCE Inc. did not declare or pay dividends on its common shares in respect of the second and third quarters of 2008.

Following the termination of the proposed Privatization, on December 12, 2008, BCE Inc. announced plans to return value to BCE Inc. shareholders with the 2008/2009 NCIB and a reinstated common share dividend.

Dividends on BCE Inc.’s preferred shares are, if declared, payable quarterly, except for dividends on Series S, Series Y, Series AB, Series AD, Series AE and Series AH preferred shares, which, if declared, are payable monthly.

The table below shows the amount of cash dividends declared per BCE Inc. common share and per Series R, Series S, Series T, Series Y, Series Z, Series AA, Series AB, Series AC and Series AD preferred share for 2009, 2008, and 2007.

	2009	2008		2007

Common	$1.58	$0.73	(1)	$1.46
Preferred Shares
Series R	$1.135	$1.135		$1.135
Series S	$0.58802	$1.15109		$1.29394
Series T	$1.1255	$1.1255		$1.1255
Series Y	$0.58802	$1.15109		$1.23028
Series Z	$1.08275	$1.08275		$1.2680375
Series AA	$1.20	$1.20		$1.28125
Series AB	$0.58802	$1.1487		$0.55352
Series AC	$1.15	$1.15		$1.385
Series AD	$0.58802	$0.96041		–

(1)	BCE Inc. did not declare or pay dividends on its common shares in respect of the second and third quarters of 2008.

As previously discussed, effective January 31, 2007, the outstanding Bell Canada preferred shares were exchanged for equivalent BCE Inc. new preferred shares. The table below shows the amount of cash dividends declared in January 2007 per series of Bell Canada preferred shares or, starting February 1, 2007, the corresponding series of preferred shares of BCE Inc.

	2009	2008	2007

Series AE (old Bell Canada Series 15)	$0.58802	$1.15109	$1.25049
Series AF (old Bell Canada Series 16)	$1.10	$1.10	$1.10
Series AG (old Bell Canada Series 17)	$1.0875	$1.0875	$1.0875
Series AH (old Bell Canada Series 18)	$0.58802	$1.15109	$1.31798
Series AI (old Bell Canada Series 19)	$1.1625	$1.1625	$1.1625

26   BCE INC. 2009 ANNUAL INFORMATION FORM

Our Directors and Executive Officers

DIRECTORS

The table below lists BCE Inc.’s directors, where they lived, the date they have been elected or appointed and their principal occupation on March 11, 2010.

DIRECTORS
NAME AND PROVINCE/STATE AND COUNTRY OF RESIDENCE	DATE ELECTED OR APPOINTED TO THE BCE INC. BOARD	PRINCIPAL OCCUPATION ON MARCH 11, 2010
Barry K. Allen, Wisconsin, United States	May 2009	Senior advisor, Providence Equity Partners (private equity firm focused on media, entertainment, communications and information investments) since September 2007
André Bérard, O.C., Québec, Canada	January 2003	Corporate director, since March 2004
Ronald A. Brenneman, Alberta, Canada	November 2003	Corporate director, since March 2010
Robert E. Brown,(1)(2) Québec, Canada	May 2009	Corporate director, since October 2009
George A. Cope, Ontario, Canada	July 2008	President and Chief Executive Officer, BCE Inc. and Bell Canada, since July 2008
Anthony S. Fell, O.C.,(3) Ontario, Canada	January 2002	Corporate director, since January 2008
Donna Soble Kaufman, Ontario, Canada	June 1998	Corporate director, since July 1997
Brian M. Levitt, Québec, Canada	May 1998	Partner and Co-Chair, Osler, Hoskin & Harcourt LLP (law firm), since January 2001
The Honourable Edward C. Lumley, P.C.,(1) Ontario, Canada	January 2003	Vice-Chairman, BMO Nesbitt Burns Inc. (investment bank), since December 1991
Thomas C. O’Neill, FCA, Ontario, Canada	January 2003	Chair of the Board of Directors, BCE Inc. and Bell Canada (since February 2009) and chartered accountant
Paul M. Tellier, P.C., C.C., Q.C., Québec, Canada	April 1999	Corporate director, since December 2004
Paul R. Weiss, FCA, Ontario, Canada	May 2009	Corporate director, since April 2008
Victor L. Young, O.C., Newfoundland and Labrador, Canada	May 1995	Corporate director, since May 2001

(1)	Was a director of Air Canada on, or during the year preceding, April 1, 2003, the date when Air Canada filed for court protection under insolvency statutes.
(2)	Was also a director of Nortel Networks Corp. when, on or about May 31, 2004, cease trade orders were issued against directors, officers and certain other current and former employees of Nortel Networks Corp. and Nortel Networks Ltd. (collectively, Nortel Networks). The management cease trade orders were imposed in response to the failure by Nortel Networks to file certain financial statements with the Canadian securities regulators.
(3)	Was a director of Teleglobe Inc. until April 2002. Teleglobe Inc. filed for court protection under insolvency statutes on May 15, 2002.

BCE INC. 2009 ANNUAL INFORMATION FORM   27

Past occupation

Under BCE Inc.’s by-laws, each director holds office until the next annual shareholder meeting or until their earlier resignation. All of BCE Inc.’s directors have held the positions listed in the table above or other executive positions with the same or associated firms or organizations during the past five years or more, except for the people listed in the table below.

DIRECTOR	PAST OCCUPATION

Mr. Allen	Executive Vice-President of Operations of Qwest Communications International
(communications company) from 2004 to June 2007

Mr. Brenneman	Executive Vice-Chairman of Suncor Energy Inc. (petroleum company) from August
2009 to February 2010 and President and Chief Executive Officer of Petro-Canada
(petroleum company) from 2000 to July 2009

Mr. Brown	President and Chief Executive Officer of CAE Inc. (provider of simulation and modeling technologies as well as integrated training service for both civil aviation and defence customers) from 2004 to September 2009

Mr. Cope	President and Chief Executive Officer of TELUS Mobility (a business unit of
TELUS Corporation) from 2000 to November 2005

Mr. Fell	Chairman of the board of RBC Capital Markets (investment bank) from 1999 to
December 2007

Mr. O’Neill	Corporate director from 2003 to February 2009 when he was appointed Chair of the board, BCE Inc. and Bell Canada

Mr. Weiss	Partner of KPMG LLP (accounting and audit firm) from 1977 until March 2008

Committees of the board

The table below lists the committees of BCE Inc.’s board of directors and their current members.

COMMITTEES	MEMBERS

Audit	Paul R. Weiss (Chair)
André Bérard
Anthony S. Fell
Victor L. Young

Corporate Governance	Robert E. Brown (Chair)
Barry K. Allen
André Bérard
Donna Soble Kaufman

Management Resources and	Brian M. Levitt (Chair)
Compensation	Barry K. Allen
Ronald A. Brenneman
Anthony S. Fell

Pension Fund	Paul M. Tellier (Chair)
Robert E. Brown
Edward C. Lumley
Paul R. Weiss
Victor L. Young

28   BCE INC. 2009 ANNUAL INFORMATION FORM

EXECUTIVE OFFICERS

The table below lists BCE Inc.’s and Bell Canada’s executive officers, being the 12 members of the Executive Committee of BCE Inc. and Bell Canada, where they lived and the office that they held at BCE Inc. and/or Bell Canada on March 11, 2010.

PROVINCE AND COUNTRY
NAME	OF RESIDENCE	OFFICE HELD AT BCE INC./BELL CANADA

J. Trevor Anderson	Ontario, Canada	Executive Vice-President – Network (Bell Canada)

Stéphane Boisvert	Québec, Canada	President – Bell Business Markets (Bell Canada)

Charles Brown(1)(2)	Ontario, Canada	Executive Vice-President – Strategic Initiatives (Bell Canada)

Michael Cole	Ontario, Canada	Executive Vice-President and Chief Information Officer (Bell Canada)

George A. Cope	Ontario, Canada	President and Chief Executive Officer (BCE Inc. and Bell Canada)

Kevin W. Crull	Ontario, Canada	President – Residential Services (Bell Canada)

Wade Oosterman	Ontario, Canada	President – Bell Mobility and Chief Brand Officer (Bell Canada)

John Sweeney	Ontario, Canada	President – Wholesale (Bell Canada)

Mary Ann Turcke	Ontario, Canada	Executive Vice-President – Field Services (Bell Canada)

Martine Turcotte	Québec, Canada	Executive Vice-President and Chief Legal & Regulatory Officer
(BCE Inc. and Bell Canada)

Siim A. Vanaselja	Québec, Canada	Executive Vice-President and Chief Financial Officer
(BCE Inc. and Bell Canada)

David Wells	Ontario, Canada	Executive Vice-President – Corporate Services (BCE Inc. and Bell Canada)

(1)	Was Vice-President, Sales and Marketing of Waverider Communications Inc. when, in April 2002, Waverider Communications Inc. was delisted from the NASDAQ National Market as a result of its share price falling below $1.00 for a period of 30 days. Waverider Communications Inc. then began to trade on the Over The Counter Bulletin Board.
(2)	Was a director and the Chief Executive Officer of Wave Wireless Corporation on, or during the year preceding, October 31, 2006, the date when Wave Wireless Corporation filed a voluntary petition for relief pursuant to Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court.

BCE INC. 2009 ANNUAL INFORMATION FORM   29

Past Occupation

All of our executive officers have held their present positions or other executive positions with BCE Inc. or Bell Canada during the past five years or more, except for:

OFFICER	PAST OCCUPATION

Mr. Boisvert	Senior Vice-President, Global Client Solutions Sales – Sun Microsystems Inc. before
June 2006

Mr. Brown	Chief Executive Officer, Wave Wireless Corporation in 2006
Chief Executive Officer, WaveRider Communications Inc. from 2005 to 2006
Executive Vice-President, WaveRider Communications Inc. from 2002 to 2005

Mr. Cope	President and Chief Executive Officer, TELUS Mobility before November 2005

Mr. Crull	Senior Vice-President and General Manager – AT&T Mobility before March 2005

Mr. Oosterman	Executive Vice-President, Sales and Marketing – TELUS Mobility before December 2005
Chief Marketing Officer – TELUS Corporation before December 2005

Mr. Sweeney	President, John Sweeney and Associates, LLC from June 2005 to May 2006
President of Kaval Wireless Solutions from March 2002 to May 2005

Ms. Turcke	Partner and Director of the Board, Codesta LLC, Toronto and Palo Alto, USA from
November 2002 to January 2005

Mr. Wells	Executive Vice-President of Corporate Services, TELUS Mobility from October 2000 to June 2006

DIRECTORS’ AND EXECUTIVE OFFICERS’ SHARE OWNERSHIP

As at March 11, 2010, BCE Inc.’s directors and executive officers as a group beneficially owned, or exercised control or direction over, directly or indirectly, 567,480 common shares (or 0.07%) of BCE Inc.

30   BCE INC. 2009 ANNUAL INFORMATION FORM

Legal Proceedings

We become involved in various claims and litigation as a part of our business. This section describes important legal proceedings. While we cannot predict the final outcome of the claims and litigation described below or of any other claims and litigation pending at March 11, 2010, based on the information currently available and management’s assessment of the merits of such claims and litigation, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations. With regard to those claims and litigation where we are defendants, we believe that we have strong defences and we intend to vigorously defend our position.

LAWSUITS RELATED TO BCE INC.

Privatization Transaction Lawsuit

On June 30, 2007, BCE Inc. announced that it had entered into a definitive agreement (subsequently amended on July 4, 2008), providing for the Privatization. For more information on the proposed Privatization, see General Development of Our Business – Three-Year History.

The closing of the Privatization was contingent upon the fulfillment of several closing conditions, including, pursuant to Section 8.1(f) of the Definitive Agreement, the receipt at the effective time (on December 11, 2008, the outside date for the closing of the Privatization) of a positive solvency opinion from KPMG LLP (KPMG) stating that BCE Inc. would be “Solvent” (in accordance with the solvency tests set out in the Definitive Agreement) as at the effective time and immediately following the closing of the Privatization.

On November 26, 2008, BCE Inc. announced it had received a preliminary view from KPMG that, based on current market conditions, KPMG’s analysis to date and the amount of indebtedness involved in the financing of the Privatization, KPMG did not expect to be in a position to deliver at the effective time an opinion that BCE Inc. would meet, post-transaction, the solvency tests as defined in the Definitive Agreement. BCE Inc. disagreed that the addition of the financing debt would result in BCE Inc. not meeting the technical solvency definition and continued to work with KPMG and the Purchaser to seek to satisfy all closing conditions.

On December 11, 2008, BCE Inc. announced that it had received from the Purchaser on December 10, 2008 a notice purporting to terminate the Definitive Agreement. BCE Inc. disputes that the Purchaser was entitled to terminate the Definitive Agreement on December 10, 2008, as such notice was delivered prematurely, prior to the outside date for closing of the transaction (i.e., December 11, 2008), and is therefore invalid. Also on December 11, 2008, BCE Inc. announced that it had received confirmation from KPMG that it would not be able to deliver an opinion that BCE Inc. would meet, post-transaction, the solvency tests set out in the Definitive Agreement. All closing conditions had been satisfied by BCE Inc., other than the solvency opinion, a condition to closing that was to be satisfied by its nature at the effective time.

In light of these developments, BCE Inc. terminated the Definitive Agreement in accordance with its terms on December 12, 2008, and demanded payment of the $1.2 billion break-up fee from the Purchaser. The demand for payment was refused or neglected by the Purchaser and its guarantors (the Ontario Teachers’ Pension Plan and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC (the Guarantors)).

On December 17, 2008, BCE Inc. filed a motion to institute legal proceedings against the Purchaser and the Guarantors in the Québec Superior Court in respect of the payment of the $1.2 billion break-up fee.

On October 5, 2009, the Purchaser and the Guarantors served their statement of defence alleging, among other things, that the solvency opinion is a mutual condition precedent that was not, by its nature, a condition to be satisfied at the effective time.

Purported Class Action Concerning Dividends

On October 24, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against BCE Inc., the Purchaser and the Guarantors on behalf of persons or entities who held common shares of BCE Inc. between August 8, 2007 and July 4, 2008.

BCE INC. 2009 ANNUAL INFORMATION FORM  31

The plaintiffs allege, among other things, that by amending the June 29, 2007 definitive agreement on July 4, 2008 by the Final Amending Agreement without seeking the approval of the class members, BCE Inc. violated the terms, restrictions and conditions of its by-laws, articles and dividend policy, and of the Definitive Agreement, the Canada Business Corporations Act and the March 7, 2008 order of the Québec Superior Court approving the Arrangement. The plaintiffs also allege that the Final Amending Agreement was oppressive to class members within the meaning of the Canada Business Corporations Act in that, among other things, the cancellation of BCE Inc.’s common share dividends defeated the reasonable expectations of class members in approving the Arrangement.

The action seeks, among other things, the payment by BCE Inc. to class members of common share dividends in respect of the second and third quarters of 2008.

On October 15, 2009, BCE Inc. served a motion to strike the statement of claim on the basis that it does not disclose a reasonable cause of action against BCE Inc.

On December 23, 2009, the plaintiffs filed an application seeking, among other things:

(a)	leave to amend the statement of claim to, among other things, substitute plaintiffs and add five individual defendants;
(b)	leave to commence a claim under the secondary market disclosure provisions of The Securities Act (Saskatchewan); and
(c)	certification of the action as a multi-jurisdictional class action.

On January 26, 2010, the court ordered, among other things, that the plaintiffs’ application to certify the action as a multi-jurisdictional class action will be adjourned to a date to be determined later to be brought back on 30 days’ notice only after the plaintiffs’ motions for leave to amend and leave to proceed under the secondary market disclosure provisions of The Securities Act (Saskatchewan) and the motion brought by BCE Inc. to strike the claim will have been heard and decided by the court.

LAWSUITS RELATED TO BELL CANADA

Independent Dealers’ Lawsuits

On October 21, 2008, two lawsuits were filed in Ontario and Québec against Bell Distribution Inc. (Bell Distribution) by certain independent dealers. A statement of claim was filed in the Ontario Superior Court of Justice by 36 Ontario-based dealers and a motion to institute legal proceedings was filed in the Québec Superior Court by 37 Québec-based dealers.

The lawsuits allege that Bell Distribution breached its 2004 BDI Independent Dealer Agreement (Dealer Agreement), an associated settlement agreement which partly settled previous claims made by dealers in connection with the Dealer Agreement, and Bell Distribution’s contractual, statutory and common law duties of good faith and fair dealing by, among other things, unilaterally reducing certain commissions and unfairly competing with the dealers through other sales channels. The plaintiffs are seeking a mandatory order compelling Bell Distribution to cancel and reverse the commission reductions, injunctive relief in Québec and Ontario preventing further unilateral changes to commissions, declarations that the dealers are not bound by the exclusivity and non-competition clauses in the Dealer Agreement and an accounting of all profits from sales made through other channels in breach of the Dealer Agreement. The plaintiffs are seeking damages, totaling $266 million, for lost commissions ($17 million), diminution in the value of their businesses ($219 million) and punitive damages ($30 million).

In the Ontario action, Bell Distribution served a statement of defence on December 1, 2008 and, on June 15, 2009, the plaintiffs amended their statement of claim in Ontario and amended their motion to institute legal proceedings in Québec on August 25, 2009, to add allegations that Bell Distribution unilaterally adjusted commissions paid to the dealers on a retroactive basis, failed to provide adequate administrative support to the dealers and engaged in excessive pricing on non-subsidized Bell Distribution products. In Ontario, Bell Distribution served an amended statement of defence in January 2010.

32   BCE INC. 2009 ANNUAL INFORMATION FORM

Purported Class Action Concerning 911 Fees

On June 26, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against communications service providers, including Bell Mobility and Bell Aliant Regional Communications, Limited Partnership, on behalf of certain alleged customers. The action also names BCE Inc. and Bell Canada as defendants.

The statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation and collusion, in connection with certain “911 fees” invoiced by communications service providers to their customers. The plaintiffs seek unspecified damages and punitive damages. The action seeks certification of a national class encompassing all customers of communications service providers wherever resident in Canada. The lawsuit has not yet been authorized as a class action.

Purported Class Action Concerning Bell Canada Internet Service Speed

On May 29, 2008, a motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell Canada on behalf of all former and current Québec residential customers of Bell Canada who subscribed and subscribe, respectively, to Bell Canada’s high-speed Internet service since October 28, 2007.

On July 9, 2008, plaintiffs served a motion to amend the initial proceeding to modify the class by including all Ontario residential customers. The plaintiffs allege that Bell Canada misrepresented the actual speed of its Internet service in its contracts and its publicity and had no right to unilaterally reduce the speed of its Internet service. The plaintiffs also claim that Bell Canada breached the privacy of its customers by using the “Deep Packet Inspection” technology on its Internet network. The action seeks the reimbursement of 80% of customers’ monthly fees for their high-speed Internet service and the payment of punitive damages. The lawsuit has not yet been authorized as a class action.

Class Action Concerning Bell Canada and Bell Mobility Late Payment Charges

On June 27, 2006, a motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and Bell Mobility on behalf of all physical persons and companies in Canada who were billed late payment charges despite having allegedly paid on time. On September 28, 2007, the plaintiffs filed an amended motion to reduce the classes to Québec customers only.

On January 10, 2008, the Québec Superior Court granted the plaintiffs’ motion to be authorized to institute the class action and determined that members of the classes are all physical persons and companies in Québec, of 50 employees or less, who were billed late payment charges since June 21, 2003 after allegedly having made full payment of amounts owing to Bell Canada and/or Bell Mobility to a financial institution and/or, for Bell Mobility’s customers only, by cheque, within the payment period indicated on their bills. The class action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges to the members of the classes. In addition to the reimbursement of such amounts, the class action also seeks payment of punitive damages by Bell Canada and Bell Mobility.

On April 11, 2008, the plaintiffs filed their motion to institute the class action.

Wireless Income Fund Transaction Lawsuit

On March 28, 2006, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell Distribution by 50 independent dealers that own 78 Bell World retail stores.

The plaintiffs allege that Bell Distribution agreed to proceed with a transaction pursuant to which the independent dealer retail stores and Bell Distribution-owned retail stores would be sold to a Wireless Distribution Income Fund (WDIF) and that Bell Distribution subsequently reneged on this agreement causing damages to the independent dealers; and alternatively, that Bell Distribution’s refusal to allow the independent dealers to proceed to sell their stores and assign the dealer agreements to the WDIF constitutes an abuse of right and is contrary to Bell Distribution’s obligations to act fairly and in accordance with reasonable commercial standards. The plaintiffs seek damages against Bell Distribution in an amount of $135 million.

Bell Distribution filed its defence in late fall 2006.

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Class Action Concerning Bell TV Late Payment Charges

On September 29, 2005, a statement of claim was filed under the Class Proceedings Act, 1992 (Ontario) in the Ontario Superior Court of Justice against Bell TV on behalf of certain alleged customers.

The statement of claim alleges that the interest and late payment fees charged by Bell TV to customers whose accounts are in arrears are in excess of the effective annual rate of interest permitted by certain provisions of the Criminal Code (Canada). The plaintiff seeks an order requiring Bell TV to repay all interest and late payment fees paid to Bell TV by the members of the class. In addition to the reimbursement of such amounts, the class action also seeks payment of punitive damages in the amount of $10 million.

On February 12, 2008, the court granted the plaintiff’s motion to certify the action as a class proceeding and certified as a class all former and current customers of Bell TV who have been charged one or more administrative fees (the fees of $19 and $25 charged by Bell TV beginning January 1, 2003 for the payment of an account after the due date) and have paid those fees up to the date of certification of the proceeding.

On September 15, 2008, the court ruled as a preliminary matter that the administrative fees charged by Bell TV were “interest” as defined in the Criminal Code (Canada). Bell TV appealed this preliminary ruling and, on September 11, 2009, the Ontario Court of Appeal allowed Bell TV’s appeal and found that the administrative fees were not “interest” as defined in the Criminal Code (Canada). On November 10, 2009, Bell TV was served with the plaintiff’s application for leave to appeal to the Supreme Court of Canada.

Vidéotron Lawsuit

On August 31, 2005, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell TV by Vidéotron ltée, Vidéotron (Régional) ltée and CF Cable TV Inc. (a subsidiary of Vidéotron ltée).

In the statement of claim, the plaintiffs allege that Bell TV has failed to adequately protect its system against signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell TV’s signal, would be subscribing to plaintiffs’ services.

On November 4, 2005, the plaintiffs amended their statement of claim to increase the amount of damages claimed from $1 million to approximately $49.5 million for profits allegedly lost over a three-year period, $314.7 million for alleged future losses and $10 million in punitive damages.

Bell TV filed its defence in November 2006.

Purported Class Action Concerning Bell Mobility Billing System

On October 28, 2004, a motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell Mobility on behalf of any person who entered into a contract with Bell Mobility. Identical motions were filed in Ontario, Alberta and British Columbia in December 2006.

The lawsuits allege that such persons have unjustly incurred expenses as a result of billing errors made by Bell Mobility following the change of its billing platform. In addition to the reimbursement of such expenses, the class actions seek payment in the amount of $100 per class member for inconvenience as well as punitive damages in the amount of $200 per class member in Québec, general damages in the amount of $500 million with no precise amount claimed as punitive damages in Ontario, and damages with no precise amount in Alberta and British Columbia.

On July 20, 2007, the Québec Superior Court dismissed the motion to obtain the authorization to institute a class action. On August 16, 2007, the plaintiff filed a notice of appeal and in December 2007 filed a motion to amend the class description. On November 19, 2008, the Québec Court of Appeal dismissed the plaintiff’s motion to amend the class description and dismissed the appeal, with costs. The plaintiff did not file a motion for leave to appeal to the Supreme Court of Canada.

The motions seeking certification to proceed as class actions in Ontario, Alberta and British Columbia have been dormant since they were filed in 2006.

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Class Action Concerning Wireless Access Charges

On August 9, 2004, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless communications service providers, including Bell Mobility and Aliant Telecom Inc., on behalf of certain alleged customers (Initial Action).

The statement of claim for the Initial Action alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion, in connection with certain “system access fees” and “system licensing charges” invoiced by wireless communications service providers to their customers. The plaintiff is seeking unspecified damages and punitive damages. The Initial Action is seeking certification of a national class encompassing all customers of wireless communications service providers wherever resident in Canada.

On July 18, 2006, the Saskatchewan Court of Queen’s Bench rendered its judgment on the motion for certification, refusing to certify the action against all defendant Bell Canada companies except Bell Mobility. With respect to Bell Mobility, the court refused to certify the lawsuit on all grounds except for the claim for unjust enrichment. However, the court refused to grant certification at that point on the basis that there was no appropriate representative plaintiff. The court gave the plaintiff leave to re-apply for certification. The continuation of the certification application was heard on June 18 and 19, 2007.

On September 17, 2007, the court granted certification of the Initial Action finding that there was a proper representative plaintiff. On May 9, 2008, the plaintiff filed motions to convert the certified Initial Action from a national opt-in class to a national opt-out class and to add BCE Inc. and Bell Canada as defendants. The court dismissed plaintiff’s motions on May 7, 2009.

On July 27, 2009, a new statement of claim was filed under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless service providers, including Bell Mobility and members of the Bell Aliant group, on behalf of certain alleged customers (Second Action).

The statement of claim for the Second Action is based on alleged facts similar to those in the Initial Action. The causes of action alleged in the Second Action are misrepresentation, breach of the Competition Act, conspiracy and unjust enrichment. The Second Action also alleges that the government charges for spectrum licenses and the CRTC rural contribution obligation constitute less than what Bell Mobility collected for the system access fees (SAF). As such, the plaintiff is seeking either a reimbursement of the full amount of the SAF or, in the alternative, the difference between the SAF charged and the government spectrum and CRTC charges.

On August 13, 2009, the plaintiff in the Initial Action filed a notice of discontinuance in order to allow the Second Action to proceed. Bell Mobility and the other defendants filed a motion to strike the Second Action as an abuse of process. On December 7, 2009, the plaintiff withdrew its motion for discontinuance of the Initial Action.

On December 22, 2009, the court stayed the Second Action as an abuse of process.

On February 24, 2010, the Saskatchewan Court of Appeal heard the defendants’ leave to appeal applications regarding the July 18, 2006 and September 17, 2007 certification decisions as well as Bell Mobility’s leave to appeal application regarding a February 20, 2008 decision concerning proper forum for the Initial Action. In addition, the Court of Appeal heard the plaintiff’s leave to appeal applications of the May 7, 2009 decision in the Initial Action regarding the national opt-in class and the addition of BCE Inc. and Bell Canada as defendants. The Court of Appeal reserved its decision on all of the leave to appeal applications.

On March 9, 2010, the plaintiff filed a motion for leave to appeal to the Saskatchewan Court of Appeal the December 22, 2009 decision that stayed the Second Action as an abuse of process.

LAWSUITS RELATED TO TELEGLOBE INC.

Teleglobe Plan Administrator Lawsuit

On November 16, 2005, Kathy Morgan, in her capacity as plan administrator for Teleglobe Inc., filed a lawsuit in the Ontario Superior Court of Justice against BCE Inc. and seven former directors of Teleglobe Inc.

The plaintiff is seeking a declaration that Teleglobe Inc. and its creditors have been oppressed by the former directors of Teleglobe Inc. and by BCE Inc. within the meaning of the Canada Business Corporations Act. The plaintiff is also seeking a declaration that the former directors of Teleglobe Inc. breached their fiduciary duty to Teleglobe Inc. and failed to act in accordance with the standard of care prescribed under the Canada Business Corporations Act.

BCE INC. 2009 ANNUAL INFORMATION FORM  35

The plaintiff is seeking compensation for oppression in the amount of $3 billion and damages for breach of fiduciary duty in the amount of $3 billion, in each case plus interest and costs.

Teleglobe Inc. was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable laws, the seven former directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

BNP Paribas (Canada) Lawsuit

On December 23, 2004, BNP Paribas (Canada), a former plaintiff in the Teleglobe lending syndicate lawsuit described below, filed a statement of claim in the Ontario Superior Court of Justice against BCE Inc. and five former directors of Teleglobe Inc.

The statement of claim is based on several allegations, including:

  oppression against the former directors; and

  breach of contract against BCE Inc.

BNP Paribas (Canada) seeks U.S.$50 million in damages.

Teleglobe Inc. was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable laws, the five former directors of Teleglobe Inc. are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

On November 20, 2007, the defendants filed their statement of defence. On March 20, 2008, the plaintiff delivered its reply.

Teleglobe Unsecured Creditor Lawsuit

On May 26, 2004, a lawsuit was filed in the United States Bankruptcy Court for the District of Delaware by Teleglobe Communications Corporation, certain of its affiliated U.S. debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors against BCE Inc. and 10 former directors and officers of Teleglobe Inc. and certain of its subsidiaries.

The lawsuit is based on several allegations, including:

  breach of an alleged funding commitment of BCE Inc. towards the debtors;

  misrepresentation by BCE Inc.; and

  breach and aiding and abetting breaches of fiduciary duty by the defendants.

The plaintiffs seek an unspecified amount of damages against the defendants.

In March 2006, the plaintiffs filed an amended complaint to add certain factual allegations.

On June 19, 2009, BCE Inc. and the individual defendants filed a motion for summary judgment regarding all claims brought against them. On August 21, 2009, plaintiffs filed an opposition to such motion and filed a motion for leave to amend the complaint to add a claim against the individual defendants.

Kroll Restructuring Lawsuit

On February 26, 2003, BCE Inc. was informed that Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe Inc., had filed a notice of action in the Ontario Superior Court of Justice against five former directors of Teleglobe Inc. The statement of claim was filed on March 26, 2003 and was served to each of the directors in August and September 2003.

The plaintiff, now Kathy Morgan, in her capacity as plan administrator for Teleglobe Inc., is seeking a declaration that the redemption by Teleglobe Inc. of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001 were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe Inc. all amounts paid or distributed on these transactions. These amounts total approximately $661 million, plus interest.

On April 16, 2004, the defendants filed their statement of defence.

On February 26, 2007, the five former directors filed a third party claim in the Ontario Superior Court of Justice against the former third series preferred shareholders of Teleglobe Inc. As provided by the Canada Business Corporations Act, the third party claim seeks to recover from those former third series preferred shareholders any amounts the former directors may have to restore to Teleglobe Inc. as a result of this lawsuit, on account of the redemption of the third series preferred shares.

36   BCE INC. 2009 ANNUAL INFORMATION FORM

While BCE Inc. is not a defendant in this lawsuit, Teleglobe Inc. was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable laws, the five former directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

Teleglobe Lending Syndicate Lawsuit

On July 12, 2002, a statement of claim was filed in the Ontario Superior Court of Justice by ABN AMRO Bank N.V., Bank of Montreal, Bank of Tokyo-Mitsubishi (Canada), Bayerische Landesbank Girozentrale, BNP Paribas (Canada), La Caisse Centrale Desjardins du Québec, Canadian Imperial Bank of Commerce, Canadian Imperial Bank of Commerce, N.Y. Agency, Citibank, N.A., Credit Suisse First Boston Canada, Credit Suisse First Boston, Export Development Canada, HSBC Bank Canada, JPMorgan Chase Bank, Laurentian Bank of Canada, Merrill Lynch Capital (Canada) Inc., Merrill Lynch Capital Corporation, National Bank of Canada, Royal Bank of Canada, Société Générale, The Bank of Nova Scotia, and The Toronto-Dominion Bank against BCE Inc.

The plaintiffs sought damages of U.S.$1.19 billion, plus interest and costs, from BCE Inc. They alleged that these damages were equal to the amount they advanced as members of the Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation lending syndicate. The plaintiffs represented approximately 95.2% of the U.S.$1.25 billion that the members of that lending syndicate advanced.

The plaintiffs’ claim is based on several allegations, including that:

  the actions and representations of BCE Inc. and its management, in effect, amounted to a legal commitment that BCE Inc. would repay the advances; and

  the court should disregard Teleglobe Inc. as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe Inc.’s and Teleglobe Holdings (U.S.) Corporation’s alter ego.

On September 16, 2003, BCE Inc. filed its statement of defence relating to this action.

On November 2, 2004, two of the plaintiffs, Canadian Imperial Bank of Commerce and Canadian Imperial Bank of Commerce, N.Y. Agency, which had advanced approximately U.S.$104 million to Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation, filed a notice of discontinuance with the court and are therefore no longer plaintiffs in this action.

On May 3, 2005, following the launch of the BNP Paribas (Canada) lawsuit described above, BNP Paribas (Canada), which had advanced approximately U.S.$50 million to Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation, filed a notice of discontinuance with the court and is therefore no longer a plaintiff in this action.

Following these discontinuances, the damages sought by the remaining plaintiffs would now amount to approximately U.S.$1.04 billion, plus interest and costs, representing approximately 83% of the U.S.$1.25 billion that the members of the lending syndicate advanced to Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation.

On June 29, 2006, the plaintiffs filed an amended statement of claim to add certain allegations of material misrepresentations regarding Teleglobe Inc.’s and Teleglobe Holdings (U.S.) Corporation’s business plan.

Trial is scheduled to commence on February 7, 2011.

OTHER

We are subject to other claims and a number of judicial and administrative proceedings considered normal in the ordinary course of our current and past operations, including employment-related disputes, contract disputes, intellectual property disputes and customer disputes. In some proceedings, the claimant seeks damages as well as other relief, which, if granted, would require substantial expenditures on our part.

BCE INC. 2009 ANNUAL INFORMATION FORM  37

Interest of Management and Others in Material Transactions

Except as previously disclosed in respect of the proposed Privatization in the Notice of Special Shareholder Meeting and Management Proxy Circular of BCE Inc. dated August 7, 2007 in the section entitled Interests of Senior Management and Others in the Arrangement, as updated in the BCE Inc. 2007 annual information form dated March 5, 2008 in the section entitled Interest of Management and Others in Material Transactions, to the best of our knowledge, there were no directors or executive officers or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected us or is reasonably expected to materially affect us.

Experts

Deloitte & Touche LLP prepared the Report of Independent Registered Chartered Accountants in respect of our audited consolidated financial statements and the Report of Independent Registered Chartered Accountants in respect of our internal control over financial reporting. Deloitte & Touche LLP is independent of BCE Inc. within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec and the United States Securities Act of 1933 and the applicable rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for the common shares and preferred shares of BCE Inc. in Canada is Computershare Trust Company of Canada (Computershare) at its principal offices in Montréal, Québec; Halifax, Nova Scotia; Toronto, Ontario; Calgary, Alberta; and Vancouver, British Columbia and in the United States is Computershare Trust Company, N.A. at its principal offices in Edison, New Jersey and New York, New York.

The register for Bell Canada’s debentures is kept at the principal office of CIBC Mellon Trust Company (CIBC Mellon), in Montréal, and facilities for registration, exchange and transfer of the debentures are maintained at the principal offices of CIBC Mellon in Halifax, Montréal, Toronto, Calgary and Vancouver. The co-registrar for Bell Canada’s series ES debentures is Bank of Montreal Trust Company, in New York, and the series ES debentures may be presented for registration, transfer or exchange at the office of the Bank of Montreal Trust Company in New York.

The register for Bell Canada’s subordinated debentures is kept at the principal office of Computershare, in Montréal, and facilities for registration, exchange and transfer of the subordinated debentures are maintained at the principal offices of Computershare in Halifax, Montréal, Toronto, Calgary and Vancouver.

38   BCE INC. 2009 ANNUAL INFORMATION FORM

For More Information

DOCUMENTS YOU CAN REQUEST

You can ask us for a copy of any of the following documents:

  this annual information form, together with any document, or the relevant pages of any document, incorporated by reference into it;

  BCE Inc.’s most recent annual report, which includes the audited consolidated financial statements and management’s discussion and analysis for the most recently completed financial year together with the accompanying auditors’ report;

  any interim financial statements that were filed after the financial statements for the most recently completed financial year;

  any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus and are not listed above.

Please send your request to the Corporate Secretary of BCE Inc., at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec H3E 3B3.

We will send you the documents at no charge when our securities are being distributed under a preliminary short form prospectus or short form prospectus.

At any other time, we may charge you a reasonable fee if you or the company you work for is not a security holder of BCE Inc.

You can also ask us for a copy of the annual and quarterly management’s discussion and analysis of BCE Inc. by contacting the Investor Relations group of BCE Inc., at 1 Carrefour Alexander-Graham-Bell, Building A, 6th Floor, Verdun, Québec H3E 3B3 or by sending an e-mail to investor.relations@bce.ca.

OTHER INFORMATION ABOUT BCE INC.

The above documents, as well as BCE Inc.’s annual and quarterly reports and news releases, are also available on BCE Inc.’s website at www.bce.ca.

Additional information, including information as to directors’ and officers’ remuneration securities and securities authorized for issuance under equity compensation plans, is contained in BCE Inc.’s management proxy circular for its most recent annual meeting of the securityholders that involved the election of directors.

Additional information relating to BCE Inc. is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in BCE Inc.’s audited consolidated financial statements and related management discussion and analysis for BCE Inc.’s most recently completed financial year contained in the BCE 2009 Annual Report.

Shareholder inquiries	1-800-561-0934
Investor relations	1-800-339-6353

BCE INC. 2009 ANNUAL INFORMATION FORM  39

Schedule 1 – Audit Committee Information(1)

The purpose of BCE Inc.’s audit committee (Audit Committee) is to assist the board in its oversight of:

  the integrity of BCE Inc.’s financial statements and related information;

  BCE Inc.’s compliance with applicable legal and regulatory requirements;

  the independence, qualifications and appointment of the external auditors;

  the performance of both the external and internal auditors;

  BCE Inc.’s management’s responsibility for assessing and reporting on the effectiveness of internal controls and reporting on risk management.

Members’ Financial Literacy, Expertise and Simultaneous Service

Under the Sarbanes-Oxley Act and related United States Securities and Exchange Commission rules, BCE Inc. is required to disclose whether its Audit Committee members include at least one “audit committee financial expert,” as defined by these rules. In addition, National Instrument 52-110 – Audit Committees and the New York Stock Exchange governance rules followed by BCE Inc. require that all audit committee members be “financially literate” and “independent”.

The board has determined that all the members of the Audit Committee during 2009 were, and all current members of the Audit Committee are, financially literate and independent. In respect of the current Audit Committee members, as well as members during 2009, the board determined that at least one of the members of the Audit Committee, being, respectively, the past Chair of the Audit Committee, Mr. T.C. O’Neill, until he stepped down from that committee on May 6, 2009, and the current Chair of the Audit Committee, Mr. P.R. Weiss, is qualified as an “audit committee financial expert.” The table below indicates the relevant education and experience of all the Audit Committee members during 2009 and the current members.

Relevant Education and Experience
P.R. Weiss, FCA (Chair)

Mr. Weiss has been a director on the BCE Inc. board since May 2009 and became Chair of the Audit Committee on May 7, 2009. Mr. Weiss is director and audit committee Chair at Torstar Corporation and ING Bank of Canada and a director of Empire Life Insurance Company. He is Chair of the Board of Directors of Soulpepper Theatre Company, past Chair and a director of Toronto Rehab Foundation, and a director of Niagara International Music Festival. For over 40 years until his retirement in 2008, he was with KPMG Canada. He served as Managing Partner of the Canadian Audit Practice, a member of KPMG Canada’s Management Committee, and a member of the International Global Audit Steering Group. Mr. Weiss holds a Bachelor of Commerce degree from Carleton University.

A. Bérard, O.C.

Mr. Bérard has been a director on the BCE Inc. board since January 2003. Mr. Bérard was Chair of the Board of National Bank of Canada (chartered bank) from 2002 to March 2004, and Chair of the Board and Chief Executive Officer of National Bank of Canada from 1990 to March 2002. He holds a Fellows Diploma of the Institute of Canadian Bankers and was Chair of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988. He was appointed an Officer of the Order of Canada in 1995.

A.S. Fell, O.C.

Mr. Fell has been a director on the BCE Inc. board since January 2002. Mr. Fell is a former Deputy Chairman of Royal Bank of Canada. He was with RBC Capital Markets (investment bank) and predecessor companies for 48 years including 18 years as Chief Executive Officer and a further 8 years as Chairman until his retirement in 2007. Mr. Fell is a past Chairman of the Investment Dealers Association of Canada and a past Governor of the Toronto Stock Exchange. Mr. Fell is also a past Chairman of the University Health Network, the United Way Campaign for Metropolitan Toronto, the Princess Margaret Hospital Capital Campaign and is a past Governor of the Duke of Edinburgh’s Award Program in Canada, St. Andrew’s College and the Ontario Division of the Canadian Arthritis Society. Mr. Fell was appointed an Officer of the Order of Canada in 2001 and received an Honorary Doctor of Laws Degree from McMaster University in 2001 and from the University of Toronto in 2006.

(1)	You will find a summary of the differences between our governance practices and the New York Stock Exchange governance rules in the governance section of BCE Inc.’s website at www.bce.ca

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V.L. Young, O.C.

Mr. Young has been a director on the BCE Inc. board since May 1995. Mr. Young was Chairman and Chief Executive Officer of Fishery Products International Inc. (vertically integrated seafood company) from 1984 to 2001. He is also a director of RBC Dexia Investor Services Trust (institutional investor services company) and McCain Foods Limited (food distribution, retail and production company). In 1996, he was appointed an Officer of the Order of Canada and was awarded an honorary doctorate from Memorial University in Newfoundland and Labrador. In 2007, he was named a Fellow of the Institute of Corporate Directors.

T.C. O’Neill, FCA (member until May 7, 2009)

Mr. O’Neill has been a director on the BCE Inc. board since January 2003 and was also Chair of the Audit Committee until May 7, 2009. He was appointed Chair of the Board of BCE Inc. and Bell Canada on February 17, 2009. Mr. O’Neill was Chief Executive Officer of PricewaterhouseCoopers Consulting (provider of management consulting and technology services) from January 2002 to May 2002 and then Chair of the Board from May 2002 to October 2002. Mr. O’Neill is a former Vice-Chair of the Board of Trustees of Queen’s University and a past member of the Advisory Council of Queen’s University School of Business. Mr. O’Neill graduated from Queen’s University with a BComm and is a chartered accountant. Mr. O’Neill received an Honorary LLD from Queen’s University and is a Fellow of the Institute of Corporate Directors.

J. Maxwell (member until her retirement from the board on February 17, 2009)

Ms. Maxwell was a director on the BCE Inc. board until February 2009. She is currently a research fellow of the Canadian Policy Research Networks Inc. (since January 2006) and served as President from 1995 until January 2006. Prior to this appointment, she was Associate Director of the School of Political Studies at Queen’s University. She acted as Chair of the Economic Council of Canada from 1985 to 1992. Prior to 1985, Ms. Maxwell worked as a consultant and as Director of Policy Studies at the C.D. Howe Institute.

The New York Stock Exchange governance rules followed by BCE Inc. require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board of directors must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the audit committee.

In addition to serving on BCE Inc.’s Audit Committee, the following Audit Committee members during 2009 served on the audit committees of the following public companies: Mr. Bérard, Bombardier Inc., Groupe BMTC Inc. and TransForce Inc. and Mr. O’Neill, Nexen Inc., Adecco, S.A., Loblaw Companies Limited, and The Bank of Nova Scotia. The board has carefully reviewed the audit committee service of each of Messrs. Bérard and O’Neill and has concluded in each case that these other activities did not during 2009 and, in the case of Mr. Bérard, do not currently impair his ability to effectively serve on BCE Inc.’s Audit Committee. This conclusion is based on the following:

  each is retired and is not involved in professional activities other than sitting on various public corporations’ boards of directors and audit committees;

  each has extensive accounting and financial knowledge and experience, which serves the best interests of BCE Inc.; and

  each makes valuable contributions to BCE Inc.’s Audit Committee.

Pre-Approval Policies and Procedures

BCE Inc.’s Auditors Independence Policy is a comprehensive policy governing all aspects of BCE’s relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence;

  identifying the services that the external auditors may and may not provide to BCE Inc. and its subsidiaries;

  pre-approving all services to be provided by the external auditors of BCE Inc. and its subsidiaries; and

  establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditors’ independence is maintained.

The Auditors Independence Policy is available in the governance section of BCE Inc.’s website at www.bce.ca.

BCE INC. 2009 ANNUAL INFORMATION FORM  41

External Auditors’ Fees

The table below shows the fees that Deloitte & Touche LLP billed to BCE Inc. and its subsidiaries for various services in each of the past two fiscal years. Audit fees increased in 2009 due to services related to the changeover to International Financial Reporting Standards and the review of securities offering documents. All other fees relate to BCE’s program for compliance with the Payment Card Industry Data Security Standard.

	2009		2008
	(IN $ MILLIONS)		(IN $ MILLIONS	)

Audit fees(1)	9.2		8.4
Audit-related fees(2)	3.0		3.2
Tax fees(3)	0.7		0.8
All other fees(4)	1.0		0.3

Total	13.9	(5)	12.7	(5)

(1)	These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial statements, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.
(2)	These fees relate to non-statutory audits, due diligence and the review of financial accounting and reporting matters.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories. In 2009 and 2008, the fees are solely for services related to compliance with the Payment Card Industry Data Security Standard.
(5)	The amounts of $13.9 million for 2009 and $12.7 million for 2008 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $12.8 million in 2009 and $11.8 million in 2008.

42   BCE INC. 2009 ANNUAL INFORMATION FORM

Schedule 1A – Audit Committee Charter

I. PURPOSE

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:
A.	the integrity of the Corporation’s financial statements and related information;
B.	the Corporation’s compliance with applicable legal and regulatory requirements;
C.	the independence, qualifications and appointment of the shareholders’ auditor;
D.	the performance of the Corporation’s shareholders’ auditor and internal audit; and
E.	management responsibility for assessing and reporting on the effectiveness of internal controls and reporting on risk management.

II. DUTIES AND RESPONSIBILITIES

The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:

A. Financial Reporting and Control

1.	On a periodic basis, review and discuss with management and the shareholders’ auditor the following:
a.

major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.

analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including the effects of alternative generally accepted accounting principles (GAAP) methods on the financial statements when such alternatives have been selected in the current reporting period;

	c.	the effect of regulatory and accounting developments, as well as off-balance sheet structures, on the financial statements of the Corporation;
	d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or adjusted non-GAAP, information).
2.

Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:

a.

the annual and interim consolidated financial statements, the Corporation’s disclosure under “Management Discussion and Analysis”, Annual Information Form, earnings press releases, financial information and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;

–

In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the interim consolidated financial statements, the interim Corporation’s disclosure under “Management Discussion and Analysis” for interim period and interim earnings press releases and earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;

b.

any audit problems or difficulties raised by the shareholders’ auditor and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.

BCE INC. 2009 ANNUAL INFORMATION FORM  43

3.	Review and discuss reports from the shareholders’ auditor on:
	a.	all critical accounting policies and practices used by the Corporation;
b.

all material alternative treatments of financial information within GAAP that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the shareholders’ auditor; and

	c.	other material written communications between the shareholders’ auditor and management, and discuss such report with the shareholders’ auditor.

B. Oversight of the Shareholders’ Auditors

1.

Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required and review, report and where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.

2.

Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.

3.

Pre-approve all engagements for permitted non-audit services provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.

4.

Delegate, if deemed appropriate, authority to one or more members of the Audit Committee to grant pre-approvals of audit, review and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.

5.	Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.
6.	At least annually, consider, assess, and report to the Board of Directors on:
	a.	the independence of the shareholders’ auditor, including whether the shareholders’ auditor’s performance of permitted non-audit services is compatible with the shareholders’ auditor’s independence;
b.

obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor; and

	c.	the evaluation of the lead audit partner, taking into account the opinions of management and internal audit.
7.	At least annually, obtain and review a report by the shareholders’ auditor describing:
	a.	the shareholders’ auditor’s internal quality-control procedures;
b.

any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the shareholders’ auditor firm, and any steps taken to deal with any such issues.

8.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.
9.	Review audit plan with the shareholders’ auditor.
10.	Meet periodically with the shareholders’ auditor in the absence of management and internal audit.

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C. Oversight of Internal Audit

1.	Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the appointment and mandate of internal audit, including the responsibilities, budget and staffing of internal audit;
b.

discuss with the head of internal audit the scope and performance of internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit;

c.

obtain periodic reports from the head of internal audit regarding internal audit findings, including the Corporation’s internal controls, and the Corporation’s progress in remedying any audit findings.

2.	Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.

D. Oversight of the Corporation’s Internal Control System

1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s systems of internal controls;
	b.	compliance with the policies and practices of the Corporation relating to business ethics;
	c.	compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and
	d.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.
2.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.
3.	Review, monitor, report and where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.
4.

Establish procedures, for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submission by employees regarding questionable accounting or auditing matters.

5.	Meet periodically with management in the absence of the shareholders’ auditor and internal audit.

E. Oversight of the Corporation’s Risk Management

1.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s processes for identifying, assessing and managing risks; and
	b.	the Corporation’s major financial risk exposures and the steps the Corporation has taken to monitor and control such exposures;
	c.	the Corporation’s major security risks and security trends that may impact the Corporation’s operations and business;
	d.	the Corporation’s business continuity plans, including work stoppage and disaster recovery plans;
	e.	the Corporation’s environmental risks, and environment trends that may impact the Corporation’s operations and business.
2.		Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s compliance with internal policies and the Corporation’s progress in remedying any material deficiencies related to:
		i.	security policies, including the safeguarding of corporate assets and information systems;
		ii.	environmental policy and environmental management systems.

BCE INC. 2009 ANNUAL INFORMATION FORM  45

3.	When appropriate, ensure that the Corporation’s subsidiaries establish an environmental policy and environmental management systems, and review and report thereon to the Board of Directors.

F. Compliance with Legal Requirements

1.

Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendation to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.

2.	Receive, on a periodic basis, reports from the Corporation’s Chief Legal Officer, with respect to the Corporation's pending or threatened material litigation.

III. EVALUATION OF THE AUDIT COMMITTEE AND REPORT TO BOARD OF DIRECTORS

A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.
B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.
C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.

IV. OUTSIDE ADVISORS

The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.

V. MEMBERSHIP

The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors.

VI. AUDIT COMMITTEE CHAIR

The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:

A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;
B.	In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;
C.	Chair meetings of the Audit Committee;
D.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;
E.

In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;

F.	Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;
G.

Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;

H.

Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and

I.	Carry out any special assignments or any functions as requested by the Board of Directors.

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VII. TERM

The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.

VIII. PROCEDURES FOR MEETINGS

The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.

IX. QUORUM AND VOTING

Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

X. SECRETARY

Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee.

XI. VACANCIES

Vacancies at any time occurring shall be filled by resolution of the Board of Directors.

XII. RECORDS

The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

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Schedule 2 – Glossary

Certain capitalized words and terms used throughout this annual information form are defined below:

2008/2009 NCIB means BCE Inc.’s normal course issuer bid for the 12-month period starting on December 23, 2008 and ending on December 22, 2009 which BCE Inc. completed ahead of schedule in May 2009;

2010 NCIB means BCE Inc.’s normal course issuer bid for the 12-month period starting on December 29, 2009 and ending on December 28, 2010;

Adjusted EPS means earnings per share before restructuring and other and net (gains) losses on investments;

Arrangement means the plan of arrangement of BCE Inc. under section 192 of the Canada Business Corporations Act giving effect to the proposed Privatization;

Audit Committee means BCE Inc.’s audit committee;

AWS means advanced wireless services;

BCE means BCE Inc., its direct and indirect subsidiaries and joint ventures;

BCE 2009 Annual Report means the BCE Inc. 2009 annual report;

BCE 2009 MD&A means BCE Inc.’s 2009 management’s discussion and analysis on pages 18 to 79 and page 123 of the BCE 2009 Annual Report;

Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis;

Bell Aliant means Bell Aliant Regional Communications Income Fund and its subsidiaries;

Bell Distribution means Bell Distribution Inc.;

Bell TV means Bell ExpressVu Limited Partnership;

Bell Mobility means Bell Mobility Inc.;

CDMA means code division multiple access;

CEP means the Communications, Energy and Paperworkers’ Union of Canada;

CIBC Mellon means CIBC Mellon Trust Company;

Computershare means Computershare Trust Company of Canada;

CTVglobemedia means CTVglobemedia Inc.;

Dealer Agreement means Bell Distribution’s 2004 BDI Independent Dealer Agreement;

DBRS means DBRS Limited;

Definitive Agreement means the definitive agreement dated as of June 29, 2007 between the Purchaser and BCE Inc., as amended on July 12, 2007 and by the Final Amending Agreement;

DSL means digital subscriber line;

DTH means direct-to-home;

EPS means earnings per share;

EVDO means evolution-data optimized;

Final Amending Agreement means the agreement dated July 4, 2008, between BCE Inc. and the Purchaser, further amending the definitive agreement dated as of June 29, 2007 between the Purchaser and BCE Inc., as amended on July 12, 2007;

FTTB means fibre-to–the-building;

FTTH means fibre-to-the-home;

FTTN means fibre-to-the-node;

Guarantors means the Ontario Teachers’ Pension Plan and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC;

HD means high definition;

HSPA means high-speed packet access;

HSPA/HSPA+ network means the new wireless HSPA/HSPA+ network launched on November 4, 2009;

ICT means information and communications technology;

Initial Action means the statement of claim filed on August 9, 2004 under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless communications service providers, including Bell Mobility and Aliant Telecom Inc., on behalf of certain alleged customers;

IP means Internet protocol;

IPTV means Internet protocol television;

IPVPN means Internet protocol virtual private network;

KPMG means KPMG LLP;

LTE means long-term evolution;

Mbps means megabits per second;

48   BCE INC. 2009 ANNUAL INFORMATION FORM

MDUs means multiple-dwelling units;

Moody’s means Moody’s Investors Service, Inc.;

MPLS means multi-protocol label switching;

Nortel Networks means, collectively, Nortel Networks Corp. and Nortel Networks Ltd.;

Privatization means the proposed acquisition, pursuant to the terms of the Definitive Agreement, of all of the outstanding common and preferred equity of BCE Inc. by the Purchaser;

Purchaser means BCE Acquisition Inc. (formerly known as 6796508 Canada Inc.), a corporation owned by an investor group led by Teachers’ and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity;

PVR means personal video recorder;

SAF means system access fees;

Second Action means the statement of claim filed on July 27, 2009 under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless service providers, including Bell Mobility and members of the Bell Aliant group, on behalf of certain alleged customers;

S&P means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.;

Teachers’ means Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan;

Telesat means Telesat Canada;

The Source means The Source (Bell) Electronics Inc., Bell Canada’s wholly-owned subsidiary;

VDSL means very high-speed digital subscriber line;

Virgin means Virgin Mobile Canada;

VoIP means voice over Internet protocol; and

WDIF means Wireless Distribution Income Fund.

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Schedule 3 – Trademarks

The table below is a list of our trademarks that are referred to and used as such in this annual information form and their owners.

OWNER	TRADEMARK

Bell Aliant Regional Communications, Limited Partnership	Aliant
FibreOP
Xwave

BCE Inc.	BCE

Bell Canada	Bell
Bell Centre
Bell Distribution
Bell Fibe
Bell Internet
Bell Mobility
Bell TV
Bell World
Espace Bell
La vie est Bell
Sympatico
Today just got better

Bell ExpressVu Limited Partnership	ExpressVu

Bell Mobility Inc.	Solo
Solo Mobile

Any other trademarks, or corporate, trade or domain names used in this annual information form are the property of their owners. We believe that our trademarks are very important to our success. Our exclusive trademark rights are perpetual provided that their registrations are timely renewed and that the trademarks are used in commerce by us or our licencees. We take appropriate measures to protect, renew and defend our trademarks. We also spend considerable time and resources overseeing, registering, renewing, licensing and protecting our trademarks and prosecuting those who infringe on them. We take great care not to infringe on the intellectual property and trademarks of others.

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